UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

PACIFIC MAGTRON INTERNATIONAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

694532102
(CUSIP Number)

Theodore S. Li and Hui Cynthia Lee
1600 California Circle
Milpitas, CA 95035
(408) 956-8888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694532102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theodore S. Li

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ X]*

               *The reporting persons shall be considered a group solely for the purposes of a proposed sale of the reporting persons’ shares of the Company’s Common Stock pursuant to the Stock Purchase Agreement described in Item 3 of this Statement.

3.	SEC Use Only

4.	Source of Funds: Not applicable.

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: California, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: _________________________________________________

8.	Shared Voting Power: 6,454,300

9.	Sole Dispositive Power: _________________________________________________

10.	Shared Dispositive Power: 6,454,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,454,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11): 61.56%

14.	Type of Reporting Person IN

CUSIP No. 694532102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hui Cynthia Lee

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ X]*

               *The reporting persons shall be considered a group solely for the purposes of a proposed sale of the reporting persons’ shares of the Company’s Common Stock pursuant to the Stock Purchase Agreement described in Item 3 of this Statement.

3.	SEC Use Only

4.	Source of Funds: Not applicable.

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: California, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: _________________________________________________

8.	Shared Voting Power: 6,454,300

9.	Sole Dispositive Power: _________________________________________________

10.	Shared Dispositive Power: 6,454,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,454,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11): 61.56%

14.	Type of Reporting Person IN

Item 1.      Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Common Stock”), of Pacific Magtron International Corp., a Nevada corporation (the “Company”), with principal executive offices located at 1600 California Circle, Milpitas, CA 95035.

Item 2.      Identity and Background

This Statement is being filed by Theodore S. Li, an individual residing in the State of California and a citizen of the United States of America. Mr. Li is the President and Chief Executive Officer, President, Treasurer and a member of the board of directors of the Company. Mr. Li’s address is 1600 California Circle, Milpitas, CA 95035.

This Statement is also being filed by Hui Cynthia Lee, an individual residing in the State of California and a citizen of the United States of America. Ms. Lee is the Senior Vice President, Secretary and a member of the board of directors of the Company. Ms. Lee’s address is 1600 California Circle, Milpitas, CA 95035.

Neither Mr. Li nor Ms. Lee has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

Mr. Li and Ms. Lee acquired their shares of the Company’s Common Stock through a reverse acquisition effected in 1998.

The Company was formerly known as Wildfire Capital Corporation, a publicly-traded Nevada shell corporation that was incorporated on January 8, 1996.

On July 17, 1998 the Company acquired 100% of the outstanding shares of Common Stock of Pacific Magtron, Inc. (“PMI”), a California corporation wholly owned by Mr. Li and Ms. Lee, and Mr. Li and Ms. Lee were issued an aggregate of 9,000,000 shares of the Company’s Common Stock in consideration thereof. For accounting purposes, the acquisition was treated as the acquisition of the Company by PMI. The historical financial statements prior to July 17, 1998 for the Company are PMI’s financial statements. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as recapitalization of PMI. The shares held by the shareholders of the Company prior to the acquisition were recognized as if they were issued in connection with the acquisition of the Company by PMI.

PMI was incorporated in California on August 11, 1989, and at the time of the acquisition, engaged in wholesale distribution of electronics products, computer products and components, and computer peripheral equipment.

Item 4.      Purpose of the Transaction

Mr. Li and Ms. Lee intend to sell all of their shares of Common Stock in the Company, currently representing collectively 6,454,300 shares (various dispositions of Common Stock by Mr. Li and Ms. Lee have been previously reported on Forms 4 filed with the Securities and Exchange Commission), pursuant to the terms of that certain Stock Purchase Agreement, dated as of December 10, 2004, between Mr. Li and Ms. Lee, as sellers, and Advanced Communications Technologies, Inc., a Florida corporation (“ACT”), as purchaser (the “Stock Purchase Agreement”).

Mr. Li and Ms. Lee intend to sell their aggregate 6,454,300 shares of the Common Stock (the “PMIC Stock”) to ACT for the aggregate purchase price of $500,000. The parties currently anticipate consummating the transactions contemplated by the Stock Purchase Agreement upon the fulfillment of all conditions to closing, but not later than January 10, 2005 (the “Closing”).

Mr. Li and Ms. Lee will receive convertible promissory notes (the “Notes”) in the principal amounts of $166,889 and $333,111, respectively, at the Closing. The Notes will mature on the first anniversary of the Closing and no principal or interest payments will be required prior to such date. The Notes will bear interest at 6.0% per annum. ACT may redeem all or a portion of Mr. Li’s Note on or prior to the maturity date at 110.0% of the principal amount redeemed, plus all accrued and unpaid interest thereon. ACT may redeem all or a portion of Ms. Lee’s Note prior to the six month anniversary of the Closing at 105.0% of the principal amount redeemed or thereafter prior to the maturity date at 110.0% of the principal amount redeemed, in each case, plus all accrued and unpaid interest thereon. The holders of the Notes, at their option, will be able to convert, at any time and from time to time, until payment in full of all amounts due and owing under their respective Note, any unpaid principal amount of their Note into shares of common stock of ACT at a conversion price per share of $0.01, subject to adjustment for stock splits, reverse stock splits and other recapitalizations effected by ACT. ACT’s payment obligations under the Notes will be secured by the PMIC Shares pursuant to a Custodial and Stock Pledge Agreement to be entered into between ACT and the Company, which is further described in Item 6.

Upon the Closing, Mr. Li will resign as Chief Executive Officer, President and Treasurer of the Company, and Ms. Lee will resign as Secretary and a member of the board of directors of the Company. Pursuant to the terms of employment agreements to be executed between the Company and each of Mr. Li and Ms. Lee and the terms of the Stock Purchase Agreement, Mr. Li will be employed as Chief Financial Officer and Chief Operating Officer and will remain a member of the board of directors of the Company, and Ms. Lee will be employed as Senior Vice President, her current position with the Company.

Item 5.      Interest in Securities of the Issuer

(a)      As of December 10, the Company had issued and outstanding a total of 10,485,062 shares of Common Stock. As of that date, Mr. Li and Ms. Lee were the collective beneficial owners of 6,454,300 shares of Common Stock or 61.56% of the issued and outstanding shares of Common Stock of the Company.

(b)      Mr. Li and Ms. Lee have the collective power to vote, or to direct the vote of, 6,454,300 shares of the Common Stock of the Company, and collective power to dispose of, or to direct the disposition of, 6,454,300 shares of the Common Stock of the Company.

(c)      Mr. Li and Ms. Lee entered into the Stock Purchase Agreement described in Item 4.

(d)      Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, ACT shall be the beneficial owner of 61.56% of the issued and outstanding shares of Company’s Common Stock.

(e)      Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, neither Mr. Li nor Ms. Lee shall be a shareholder in the Company. However, Mr. Li and Ms. Lee shall have a security interest in the PMIC Shares as long as the Notes are outstanding, as further described in Items 4 and 6.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Stock Purchase Agreement

     Mr. Li and Ms. Lee are entering into the Stock Purchase Agreement described in Item 4, and are only acting as a group for purposes of consummating the Stock Purchase Agreement.

Custodial and Stock Pledge Agreement

     It is a condition to Closing under the Stock Purchase Agreement that the parties enter into the Pledge Agreement to secure the payment obligations of ACT under the Notes, whereby ACT will pledge to each of Mr. Li and Ms. Lee all of the PMIC Shares acquired under the Stock Purchase Agreement and grant to Mr. Li and Ms. Lee liens upon and a continuing security interest in such PMIC Shares, subject to the terms and conditions of the Pledge Agreement. Until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms of the Pledge Agreement, as the case may be, the certificates representing the PMIC Shares will be held in escrow in accordance with the terms of the Pledge Agreement.

Item 7.      Material to be Filed as Exhibits

A.	Consent to Joint Filing of Schedule 13D.

B.	Stock Purchase Agreement, dated December 10, 2004, among Advanced Communications Technologies, Inc., Theodore S. Li and Hui Cynthia Lee.

C.	Form of Custodial and Stock Pledge Agreement.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 22, 2004

By: /s/ Theodore S. Li
      Name: Theodore S. Li

By: /s/ Hui Cynthia Lee
      Name: Hui Cynthia Lee

Exhibit A

Consent to Joint Filing of Schedule 13D

     Pursuant to Rule 13d-1(k)(1)(iii) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned parties agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of them.

Date: December 22, 2004

/s/ Theodore S. Li
Theodore S. Li

/s/ Hui Cynthia Lee
Hui Cynthia Lee

                                                                       EXHIBIT B

                            STOCK PURCHASE AGREEMENT

                             DATED DECEMBER 10, 2004

                                  BY AND AMONG

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                                       AND

                        THEODORE S. LI AND HUI CYNTHIA LI

                                Table Of Contents

                                                                            PAGE
                                                                             NO.

                                       i

  5.3    Sellers' Performance

                                       ii

ARTICLE VIII - COVENANTS OF BUYER PRIOR TO CLOSING DATE.......................42

  8.1    Approvals Of Governmental Bodies ....................................42
  8.2    Notification.........................................................42
  8.3    Best Efforts.........................................................42

ARTICLE IX - COVENANTS OF SELLERS AND BUYER SUBSEQUENT TO THE ......CLOSING DATE
42

                                      iii

EXHIBITS

         Exhibit 2.1       Custodial and Stock Pledge Agreement
         Exhibit 2.4(i)    6% Secured Convertible Promissory Note issuable to
                           Theodore S. Li
         Exhibit 2.4(i)    6% Secured Convertible Promissory Note issuable to
                           Hui Cynthia Lee
         Exhibit 2.4(i)    Indemnity Agreement
         Exhibit 5.9(a)    Employment Agreement with Theodore S. Li
         Exhibit 5.9(b)    Employment Agreement with Hui Cynthia Lee
         Exhibit 5.12      Sellers' Release

DISCLOSURE LETTER

         Section 3.1           Organization and Good Standing
         Section 3.2           Authority; No Conflict
         Section 3.3           Capitalization
         Section 3.4           Reports; Financial Statements
         Section 3.5           Books and Records
         Section 3.6           Title to Properties; Encumbrances
         Section 3.8           Accounts Receivable
         Section 3.9           Inventory
         Section 3.10          No Undisclosed Liabilities
         Section 3.11          Taxes
         Section 3.12          No Material Adverse Change
         Section 3.13          Benefit Plans
         Section 3.14          Compliance with Legal Requirements; Governmental
                               Authorizations
         Section 3.15          Legal Proceedings; Orders
         Section 3.16          Absence of Certain Changes and Events
         Section 3.17          Contracts; No Defaults
         Section 3.18          Insurance
         Section 3.19          Environmental Matters
         Section 3.20          Employees
         Section 3.21          Labor Disputes; Compliance
         Section 3.22          Intellectual Property
         Section 3.24          Relationships with Related Persons

                                       iv

                            STOCK PURCHASE AGREEMENT

      Stock Purchase Agreement (hereinafter called, this "Agreement"),  dated as of December 10, 2004 among ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., a Florida corporation  ("Buyer"),  THEODORE S. LI, an  individual  residing in  California
("Li"), HUI CYNTHIA LEE ("Lee"),  an individual  residing in California.  Li and
Lee shall be collectively referred to hereinafter as "Sellers."

      Sellers own 6,454,300 shares (the "Shares") of the common stock, par value
$0.001 per share, of Pacific Magtron  International  Corp., a Nevada corporation
(the "Company"), which constitute 61.56% of the issued and outstanding shares of capital  stock of the  Company.  Sellers  desire to sell,  and Buyer  desires to purchase,  the Shares for the  consideration  and on the terms set forth in this
Agreement.

      The parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

      For  purposes  of this  Agreement,  the  following  terms  shall  have the meanings specified or referred to in this Section 1:

      "Acquired  Companies" -- the Company and its  Subsidiaries,  collectively;
each of the foregoing is an "Acquired Company."

      "Audit Date" -- as defined in Section 3.4.

      "Balance Sheet" -- as defined in Section 3.4(a).

      "Best Efforts" -- the efforts that a prudent Person  desirous of achieving a result  would use under  similar  circumstances  to ensure that such result is achieved as expeditiously as possible.

      "Buyer" -- as defined in the first paragraph of this Agreement.

      "Buyer Audit Date" -- as defined in Section 4.6.

      "Buyer Common Stock" -- as defined in Section 4.5.

      "Buyer's  Disclosure Letter" - the disclosure letter delivered by Buyer to
Sellers concurrently with the execution and delivery of this Agreement.

      "Buyer Material Adverse Effect" - means any  circumstance(s)  or event(s), the  result of which  would  have,  or  reasonably  could be  expected  to have, individually  or in the  aggregate,  a material  adverse effect on the business, assets,  results of operations,  or condition  (financial or otherwise) of Buyer and its Subsidiaries or on the Contemplated Transactions.

      "Buyer Preferred Shares" -- as defined in Section 4.5.

      "Buyer Reports" -- as defined in Section 4.6.

      "Buyer Stock Plans" -- as defined in Section 4.5.

      "Closing" -- as defined in Section 2.3.

      "Closing Date" -- shall mean January __, 2005, or such other date and time mutually agreed to among the parties hereto.

      "Code" -- the Internal Revenue Code of 1986, as amended from time to time, or any successor law.

      "Company" -- as defined in the second paragraph of this Agreement.

      "Consent" -- any approval, consent,  ratification,  permission,  waiver or other authorization (including any Governmental Authorization).

      "Contemplated  Transactions"  -- all of the  transactions  contemplated by this Agreement, including, but not limited to:

      (i) the sale of the Shares by Sellers to Buyer;

      (ii) the execution,  delivery and performance of the Promissory Notes, the
Employment  Agreements,  the Indemnity  Agreement,  the Pledge Agreement and the
Releases;

      (iii) the performance by Buyer and Sellers of their  respective  covenants and obligations hereunder;

      (iv)  Buyer's  acquisition  and  exercise  of  control  over the  Acquired
Companies; and

      (v) any change in the  directors,  officers or other key  employees of the
Acquired Companies.

      "Contract" -- any agreement,  contract,  instrument,  indenture, guaranty, power of attorney, commitment, promise, assurance, obligation or undertaking.

      "Conversion Shares" -- as defined in Section 3.2.

      "Copyrights" -- as defined in Section 3.22.

      "Damages" -- as defined in Section 11.3.

      "Director's Plans" -- as defined in Section 3.13(a).

      "Disclosure Letter" -- the disclosure letter delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement; provided that on or prior to 12:00 noon  (Phoenix,  Arizona  time)  Saturday,  December 11, 2004,
Sellers shall have the right to update the Disclosure Letter solely with respect to  (i)  cross  referencing  information  contained  in  the  Disclosure  Letter delivered  to  Buyer  concurrently  with  the  execution  and  delivery  of this
Agreement with the appropriate section numbers of the Agreement,  (ii) compiling
Exhibits  referenced in the Disclosure  Letter  delivered to Buyer  concurrently with the execution and delivery of this Agreement, and (iii) disclosing consents that  Sellers  are  required  to obtain  from third  parties  who are parties to agreements set forth in the Disclosure  Letter  delivered to Buyer  concurrently with the execution and delivery of this Agreement.

      "Employment Agreements" -- as defined in Section 5.9.

      "Encumbrance" -- any lien, pledge,  hypothecation,  charge, mortgage, deed of trust, security interest,  encumbrance,  equity,  trust,  equitable interest, claim, easement,  right-of-way,  servitude, right of possession,  lease tenancy, license, encroachment,  intrusion, covenant, infringement,  interference, Order, proxy,  option,  right of first refusal,  community property  interest,  legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title,  condition or restriction of any kind, including,  but not limited to, restriction on the use, voting (in the case of any security),  transfer, receipt of income or other exercise of any other attribute of ownership.

      "Environment" -- soil, surface or subsurface land, strata,  surface waters
(including  navigable  waters and ocean  waters),  groundwaters,  drinking water supply,  stream  sediments,  ambient  air,  plant and animal  life and any other environmental medium or natural resource.

      "Environmental,  Health and Safety Liabilities" --any loss, cost, expense, claim, demand, liability, obligation or other responsibility of whatever kind or otherwise, based upon Environmental Laws, relating to:

      (i) any environmental,  health or safety matters or conditions (including, but not limited to, on-site or off-site  contamination,  occupational safety and health, and regulation of chemical substances or products);

      (ii)  fines,  penalties,   judgments,   awards,   settlements,   legal  or
administrative  proceedings,  damages,  losses,  claims,  demands and  response, remedial or inspection costs and expenses arising under Environmental Law;

      (iii) financial  responsibility  under Environmental Law for cleanup costs or  corrective  action,  including for any removal,  remedial or other  response actions, and for any natural resource damages;

      (iv) any other compliance,  corrective or remedial measures required under
Environmental Law.

The terms "removal," "remedial" and "response" action shall include the types of activities covered by the United States  Comprehensive  Environmental  Response,
Compensation,  and  Liability  Act, 42 U.S.C.  Section 9601 et seq.,  as amended
("CERCLA").

      "Environmental Law" -- any provision of past, present or future, national, federal,  state,  local  or any  other  governmental  law,  directive,  statute, ordinance,  rule,  regulation,  code,  standard or other legal  requirement,  or common law  (including,  but not limited to,  common law that may impose  strict liability)  or any judgment,  order,  writ,  notice,  decree,  permit,  license, authorization approval,  consent,  injunction,  or agreement with a Governmental
Body,  relating to any  environmental,  health or safety  matters or conditions,
Hazardous Materials, pollution,  protection,  preservation or restoration of the
Environment,  including,  but not limited to, on-site or off-site contamination, occupational  safety  and  health  and  regulation  of  chemical  substances  or products, emissions,  discharges,  releases or threatened release of pollutants,
contaminants,   chemicals,  or  industrial,   toxic,  radioactive  or  Hazardous
Materials  or  wastes  into  the  Environment,  or  otherwise  relating  to  the
manufacture,   processing,  distribution,  use,  treatment,  storage,  disposal,
transport  or  handling  of  Hazardous  Materials,   pollutants,   contaminants,
chemicals, or industrial,  toxic, radioactive or hazardous substances or wastes.
Environmental   Laws  include,   but  are  not  limited  to,  the  Comprehensive
Environmental  Response,  Compensation and Liability Act, as amended,  42 U.S.C.
ss. 9601 et seq.,  the Resource  Conservation  and Recovery Act, as amended,  42
U.S.C.  ss. 6901 et seq., the Clean Air Act, as amended,  42 U.S.C.  ss. 7401 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss. 1251 et seq., the Toxic Substances Control Act, as amended,  15 U.S.C. ss. 2601 et seq., the Hazardous  Materials  Transportation  Act, as amended 49 U.S.C.  ss. 1471 et seq.,  the  Emergency  Planning and Community  Right to Know Act, 42 U.S.C.  ss.
11001 et seq., and the Safe Drinking Water Act, 42 U.S.C. ss. 300f et seq.

      "ERISA" -- the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor law.

      t 6 0 Exchange Act" - shall mean the  Securities  Exchange Act of 1934, as amended from time to time, or any successor law.

      "Facilities" -- any real property, leaseholds or other interests currently or  formerly  owned or  operated by any  Acquired  Company  (or any  predecessor
Person)  and/or any buildings,  plants,  structures or equipment of any Acquired
Company (or any predecessor Person).

      "GAAP" -- generally  accepted United States accounting  principles applied on a basis consistent with the basis on which financial  statements  referred to in Section 3.4 were prepared.

      "Governmental Authorization" -- any permit, license, franchise,  approval,
consent,   ratification,   permission,   confirmation,    endorsement,   waiver,
certification,   registration,  qualification  or  other  authorization  issued, granted,  given or otherwise  made  available  by or under the  authority of any
Governmental Body or pursuant to any Legal Requirement.

      "Governmental Body" -- any:

      (i)  nation,  kingdom,  republic,   confederation,   principality,  state,
commonwealth,   province,   territory,  canton,  country,  parish,  city,  town,
township, municipality, village, hamlet, borough, district or other jurisdiction of any nature;

      (ii) federal, state, local, municipal, foreign or other government;

      (iii)   governmental  or   quasi-governmental   authority  of  any  nature
(including any governmental division, subdivision, department, agency, ministry, service,  system, corps,  administration,  bureau, branch,  office,  commission,
council,   board,    instrumentality,    officer,   official,    representative,
organization, unit, organ, body or entity and any court or other tribunal);

      (iv) multi-national organization or body; or

      (v) body  exercising,  entitled or purporting to exercise,  any executive, legislative, judicial, administrative, regulatory, police or taxing authority or power of any nature.

      "Hazardous  Materials"  -- any  substance  which  presently  or may in the future be listed, defined,  designated or classified as, or otherwise determined to be, hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any  Environmental  Law, whether by type or by quantity,  including any material containing  any such  substance as a component,  and includes,  but shall not be limited to, any (i)  "hazardous  substance,"  "pollutant" or  "contaminant"  (as defined in Sections 101(14), (33) of CERCLA, 42 U.S.C. ss.ss. 9601(14),  (33) or
the regulations designated pursuant to Section 102 of CERCLA, 42 U.S.C. ss. 9602 and found at 40 C.F.R.  Part 302),  including  any element,  compound,  mixture, solution,  or substance which is or may be designated pursuant to Section 102 of
CERCLA;  (ii)  substance  which  is or may be  designated  pursuant  to  Section
311(b)(2)(A) of the Federal Water Pollution Control Act, 33 U.S.C.  ss.ss. 1251,
1321(b)(2)(A),   as  amended   ("FWPCA");   (iii)  hazardous  waste  having  the
characteristics which are identified under or listed pursuant to Section 3001 of the Resource  Conservation  and Recovery  Act, 42 U.S.C.  ss.ss.  6901,6921,  as
amended  ("RCRA") or having such  characteristics  which shall  subsequently  be considered under RCRA to constitute a hazardous waste; (iv) substance containing petroleum,  as that term is defined in Section  9001(8) of RCRA,  42 U.S.C.  ss.
991(8) or 40  C.F.R.  Part 280;  (v) toxic  pollutant  which is or may be listed under Section 307(a) of the FWPCA,  33 U.S.C.  ss.  1317(a);  (vi) hazardous air pollutant  which is or may be listed under  Section 112 of the Clean Air Act, 42
U.S.C.  ss.ss.  7401,  7412, as amended;  (vii)  imminently  hazardous  chemical substance  or  mixture  with  respect  to which  action has been or may be taken pursuant to Section 7 of the Toxic  Substances  Control  Act,  15 U.S.C.  ss.ss.
2601,  2606, as amended;  (viii) waste oil and other  petroleum  products;  (ix)
asbestos,  asbestos  containing  material or urea formaldehyde or material which contains it; or (x) source, special nuclear or by-product material as defined by the Atomic Energy Act of 1954, as amended, 42 U.S.C. ss. 3011 et seq. "Hazardous
Materials"  does not  include  small  quantities  of consumer  products,  office cleaning products or other office supplies as are customarily used in compliance with  applicable  Environmental  Laws in the ordinary course in a general office facility.

      "Indemnified Persons" -- as defined in Section 11.3.

      "Indemnity Agreement" -- as defined in Section 2.4(b)(iv).

      "Intellectual Property Assets" -- as defined in Section 3.22.

      "Interim Balance Sheet" -- as defined in Section 3.4.

      "Knowledge"  -- an  individual  shall be deemed to have  "Knowledge"  of a particular fact or other matter if:

      (i) such individual is actually aware of such fact or other matter; or

      (ii) a prudent  individual  could be expected  to  discover  or  otherwise become  aware  of such  fact or other  matter  in the  course  of  conducting  a reasonably comprehensive investigation concerning the truth or existence of such fact or other matter.

A Person (other than an  individual)  shall be deemed to have  "Knowledge"  of a particular fact or other matter if any individual who is serving,  or who has at any time served, as a director,  officer,  or employee of such Person (or in any similar  capacity)  has,  or at any time  had,  Knowledge  of such fact or other matter.

      "Legal Requirement" -- any federal,  state, local,  municipal,  foreign or other law, statute, legislation, bill, act, enactment, constitution, resolution, proposition,  initiative,  canon, ordinance, code, edict, decree,  proclamation,
treaty,  convention,   rule,  regulation,   ruling,  directive,   guideline,  or
interpretation issued, enacted, adopted, passed, approved,  ratified,  endorsed, promulgated,  made, entered, rendered,  published or implemented by or under the
authority  of  any   Governmental   Body  or  by  the  eligible  voters  of  any
jurisdiction.

      "Marks" -- as defined in Section 3.22.

      "Material  Adverse Effect" - means any  circumstance(s)  or event(s),  the
result  of  which  would  have,  or  reasonably   could  be  expected  to  have,
individually  or in the  aggregate,  a material  adverse effect on the business, assets,  results of  operations,  or condition  (financial  or otherwise) of any
Acquired Company or on the Contemplated Transactions.

      "Nevada Statutes" -- as defined in Section 3.26.

      "Order"  --  any  order,  judgment,  injunction,  edict,  decree,  ruling, pronouncement,  determination,  decision,  opinion, sentence,  subpoena, writ or award issued, made, entered or rendered by any court,  administrative  agency or other Governmental Body or by any arbitrator.

      "Ordinary  Course of  Business"  -- an action  taken by a Person  shall be deemed to have been taken in the "Ordinary Course of Business" only if:

      (i) such  action is  recurring  in  nature,  is  consistent  with the past practices  of such  Person  and is taken in the  ordinary  course of the  normal day-to-day operations of such Person;

      (ii)  such  action  is not  required  to be  authorized  by the  board  of directors  of such  Person  (or by any  Person  or group of  Persons  exercising similar  authority),  is not required to be authorized by the parent company (if any) of such  Person  and  does  not  require  any  other  separate  or  special authorization of any nature; and

      (iii)  such  action  is  similar  in  nature  and   magnitude  to  actions
customarily  taken,  without  any  separate  or  special  authorization,  in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

      "Organizational   Documents"  --  (i)  the  articles  or   certificate  of
incorporation  and the bylaws of a corporation;  (ii) the partnership  agreement and any statement of  partnership  of a general  partnership;  (iii) the limited partnership  agreement and the  certificate of limited  partnership of a limited partnership; (iv) any charter or similar document adopted or filed in connection with the formation, creation,  constitution or organization of a Person; and (v)
any amendment to any of the foregoing.

      "Patents" -- as defined in Section 3.22.

      "PBGC" -- the  Pension  Benefit  Guaranty  Corporation,  or any  successor thereto.

      "Person"  --  any  individual,   corporation   (including  any  non-profit
corporation),  general partnership,  limited partnership, joint venture, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or other entity or Governmental Body.

      "Plan" -- any  "employee  benefit  plan," as defined  in  Section  3(3) of
ERISA, that covers any employee or former employee of any of the Companies.

      "Pledge Agreement" - As defined in Section 2.1(b).

      "Proceeding"  -- any action,  suit,  litigation,  arbitration,  proceeding
(including  any civil,  criminal,  administrative,  investigative  or  appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit,  examination,  investigation  commenced,  brought,  conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

      "Promissory Notes" -- as defined in Section 2.4(b)(i).

      "Purchase Price" -- as defined in Section 2.2.

      "Quarles" -- as defined in Section 2.1(b).

      "Related Person" -- with respect to a particular individual:

      (i) each other member of such individual's Family;

      (ii) any Person that is directly or  indirectly  controlled  by any one or more members of such individual's Family;

      (iii)  any  Person  in which  members  of such  individual's  Family  hold
(individually or in the aggregate) a Material Interest; and

      (iv)  any  Person  with  respect  to  which  one or more  members  of such individual's Family serves as a director,  officer,  employee,  general partner, executor or trustee (or in a similar capacity).

(for purposes of this  definition,  the "Family" of an  individual  includes (i)
such individual,  (ii) the individual's  spouse,  (iii) any other natural person who is related to the  individual or the  individual's  spouse within the second degree,  and (iv) any other natural person who resides with such  individual and
"Material Interest" means direct or indirect beneficial ownership (as defined in
Rule 13d-3 under the  Securities  Exchange Act of 1934) of voting  securities or other  voting  interests  representing  at  least  twenty  percent  (20%) of the outstanding  voting  power of a Person  or  equity  securities  or other  equity interests  representing at least twenty percent (20%) of the outstanding  equity securities or equity interests in a Person).

With respect to a specified Person other than an individual:

      (a) any Person  that  directly  or  indirectly  controls,  is  directly or indirectly  controlled by or is directly or indirectly under common control with such specified Person;

      (b) any Person that holds a Material Interest in such specified Person;

      (c) each  Person that serves as a  director,  officer,  employee,  general partner,  executor  or  trustee  of  such  specified  Person  (or  in a  similar capacity);

      (d) any Person in which such specified  Person holds a Material  Interest;
and

      (e) any Person with  respect to which such  specified  Person  serves as a general partner or a trustee (or in a similar capacity).

      "Release" -- any releasing, spilling, leaking, pumping, pouring, emitting, emptying,  discharging,  injecting, escaping, leaching,  depositing,  disposing, dumping or emplacement into the Environment.

      "Reports" -- as defined in Section 3.4.

      "Rights in Mask Works" -- as defined in Section 3.22.

      "SEC" -- as defined in Section 3.4.

      "Securities  Act" -- the  Securities  Act of 1933, as amended from time to time, or any successor law.

      "Sellers" -- as defined in the first paragraph of this Agreement.

      "Sellers' Release" -- as defined in Section 5.12.

      "Series A Preferred Stock" -- as defined in Section 3.3(a).

      "Series A Transaction" -- as defined in Section 5.15.

      "Shares" -- as defined in the second paragraph of this Agreement.

      "Subsidiary" -- with respect to any Person  ("owner"),  any corporation or other Person of which  securities or other interests having the power to elect a majority of that  corporation's  or other Person's board of directors or similar governing  body,  or  otherwise  having  the power to direct  the  business  and policies of that  corporation  or other Person  (other than  securities or other interests  having that power only upon the happening of a  contingency  that has not  occurred) are held by owner or one or more of its  Subsidiaries;  when used without reference to a particular  Person,  "Subsidiary" means Subsidiary of the
Company.

      "Tax" -- any tax (including any income tax,  franchise tax,  capital gains tax, gross receipts tax,  value-added tax,  surtax,  excise tax, ad valorem tax, transfer  tax,  stamp tax,  sales tax, use tax,  property  tax,  inventory  tax, occupancy tax, withholding tax, payroll tax, gift tax, estate tax or inheritance tax), levy, assessment,  tariff, impost,  imposition,  toll, duty (including any customs duty),  deficiency or fee, and any related  charge or amount  (including any fine, penalty or interest),  imposed,  assessed or collected by or under the authority  of any  Governmental  Body or  payable  pursuant  to any  tax-sharing agreement or pursuant to any other  Contract  relating to the sharing or payment of any such tax, levy,  assessment,  tariff,  impost,  imposition,  toll,  duty, deficiency or fee.

      "Tax Return" -- any return  (including any  information  return),  report, statement,  declaration,  schedule, notice,  notification,  form, certificate or other  document or  information  filed with or  submitted  to, or required to be filed  with or  submitted  to,  any  Governmental  Body in  connection  with the determination,  assessment,  collection  or payment of any Tax or in  connection with the administration, implementation or enforcement of or compliance with any
Legal Requirement relating to any Tax.

      "Textron" -- as defined in Section 5.14.

      "Textron Facility" -- as defined in Section 5.14.

      "Threat of Release" -- a  substantial  likelihood of a Release which might require action in order to prevent or mitigate  damage to the  Environment  that might result from such Release.

      "Threatened" -- a claim, Proceeding, dispute, action or other matter shall be deemed to have been  "Threatened"  if any demand or statement shall have been made  (orally or in writing) or any notice  shall have been given  (orally or in writing),  or if any other event shall have occurred or any other  circumstances shall  exist,  that might lead a prudent  Person to conclude  that such a claim,
Proceeding,  dispute, action or other matter might be asserted, commenced, taken or otherwise pursued in the future.

      "Trade Secrets" -- as defined in Section 3.22.

      "VEBA's" -- as defined in Section 3.13(a).

                                   ARTICLE II

                      SALE AND TRANSFER OF SHARES; CLOSING.

      2.1 SHARES.

      (a) Subject to the terms and conditions of this Agreement, at the Closing,
Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Shares.

      (b) The  Shares  shall be  delivered  to and held by Quarles  &  Brady
Streich Lang LLP  ("Quarles")  in  accordance  with that certain  Custodial  and
Pledge Agreement by and among Sellers,  Buyer and Quarles in  substantially  the form of Exhibit 2.1 attached hereto (the "Pledge Agreement").

      2.2 PURCHASE  PRICE.  The purchase  price (the  "Purchase  Price") for the
Shares shall be $500,000.

                                       10

      2.3 CLOSING.  The purchase and sale (the  "Closing")  provided for in this
Agreement  shall  take  place at the  offices  of Eckert  Seamans  Cherin  &
Mellott,  LLC,  1515  Market  Street - 9th  Floor,  Philadelphia,  Pennsylvania,
counsel for Buyer, at 1:00 p.m.  (Philadelphia  time) on January 10, 2005, or at such other time and place as the parties hereto shall mutually agree. Subject to the  provisions  of Section 12,  failure to  consummate  the  purchase  and sale provided for in this Agreement on the date and time and at the place  determined pursuant  to this  Section  2.3 shall  not  result  in the  termination  of this
Agreement and shall not relieve any parties to this  Agreement of any obligation hereunder.

      2.4 CLOSING DELIVERIES. At the Closing:

            (a) Sellers shall deliver, or cause to be delivered, to Buyer:

                  (i) certificates  representing  the Shares,  duly endorsed (or accompanied  by duly executed  stock powers),  with  signatures  guaranteed by a commercial bank or by a member firm of the New York Stock Exchange, for transfer to Buyer,  together  with  instructions  to the  transfer  agent of the  Company requesting  that a new certificate or  certificates  representing  the Shares be issued in Buyer's name;

                  (ii) the  opinion of  Sellers'  counsel  required  pursuant to
Section  5.4  hereof and the  opinion of Nevada  counsel  required  pursuant  to
Section 5.18 hereof;

                  (iii) the Employment Agreements;

                  (iv) the Sellers' Release; and

                  (v)  such  other  documents,  instruments,   certificates  and
opinions as may be required by this Agreement or as may be reasonably  requested by Buyer; and

            (b) Buyer shall deliver, or cause to be delivered, to Sellers:

                  (i)  promissory  notes payable to Li and Lee in the respective principal  amounts of $166,889.00  and  $333,111.00  each in the form of Exhibit
2.4(i) (the "Promissory Notes");

                  (ii) the  opinion  of Buyer's  counsel  required  pursuant  to
Section 6.5 hereof;

                  (iii) the Pledge Agreement;

                  (iv) an  Indemnity  Agreement  in  substantially  the  form of
Exhibit 2.4(iv) attached hereto (the "Indemnity Agreement"); and

                  (v)  such  other  documents   instruments,   certificates  and
opinions as may be required by this Agreement or as may be reasonably  requested by Sellers.

                                       11

            (c) Buyer shall deliver, or cause to be delivered,  to Quarles,  the certificates  representing  the Shares to be held by Quarles in accordance  with the terms of the Pledge Agreement.

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

      Sellers jointly and severally represent and warrant to Buyer as follows:

      3.1 ORGANIZATION AND GOOD STANDING.  (a) The Company is a corporation duly organized,  validly existing and in good standing under the laws of the State of
Nevada with full corporate power and authority to carry on its business as it is now being conducted,  to own or hold under lease the properties and assets which it  owns or  holds  under  lease  and  perform  all its  obligations  under  the agreements and  instruments to which it is a party or by which it is bound.  The
Company is duly qualified to do business as a foreign corporation and is in good standing  under  the  laws of each  state  or other  jurisdiction  in which  the ownership  or  leasing  of  the  properties  owned  by it or the  nature  of the activities  conducted by it requires such  qualification.  Section 3.1(a) of the
Disclosure Letter lists each such jurisdiction. Section 3.1(a) of the Disclosure
Letter lists each Subsidiary of the Company.

            (b) Section  3.1(b) of the  Disclosure  Letter sets forth as to each
Subsidiary its name, jurisdiction of incorporation, other jurisdictions in which authorized to do business, and capitalization.  Each Subsidiary is a corporation duly  organized,  validly  existing and in good  standing  under the laws of its jurisdiction of  incorporation  as set forth in Section 3.1(b) of the Disclosure letter,  with full corporate  power and authority to carry on its business as it is now being  conducted,  to own or hold under lease the  properties  and assets which it owns or holds under lease and  perform  all its  obligations  under the agreements and  instruments  to which it is a party or by which it is bound,  is duly qualified to do business as a foreign  corporation  and is in good standing under the laws of each state or other  jurisdiction  in which the  ownership  or leasing of the properties owned by it or the nature of the activities  conducted by it requires such qualification. Section 3.1(b) of the Disclosure Letter lists each  such  jurisdiction.  None  of the  Acquired  Companies  is an  "investment company" within the meaning of the Investment  Company Act of 1940. Sellers have made available to Buyer copies of the Organizational  Documents of each Acquired
Company, as currently in effect.

      3.2 AUTHORITY;  NO CONFLICT.  This Agreement  constitutes the legal, valid and binding  obligation of Sellers,  enforceable  against  Sellers in accordance with its terms.  Upon the  execution  and delivery by Sellers of the  Employment
Agreements and the Releases,  those documents will  constitute the legal,  valid and binding  obligations of Sellers,  enforceable  against Sellers in accordance with their respective terms.  Sellers have the absolute and unrestricted  right, power,  authority  and  capacity  to execute  and deliver  this  Agreement,  the
Employment  Agreements,  the  Releases  and  each  other  document  contemplated
hereunder  or  thereunder  and  to  perform  their  obligations   hereunder  and
thereunder. Except as set forth in Section 3.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly:

                                       12

            (a)  contravene,  conflict with or result (with or without notice or lapse of time) in a violation of (i) any of the provisions of the Organizational
Documents of the Acquired  Companies or (ii) any resolution adopted by the board of directors or the stockholders of any Acquired Company;

            (b)  contravene,  conflict with or result (with or without notice or lapse of time) in a violation of any Legal Requirement or any Order to which any
Acquired  Company or either  Seller,  or any of the assets  owned or used by any
Acquired Company,  may be subject,  except that, which could not have a Material
Adverse Effect;

            (c) cause Buyer or any Acquired  Company to become subject to, or to become liable for the payment of, any Tax;

            (d) cause any of the  assets  owned by any  Acquired  Company  to be reassessed or revalued by any taxing authority or other Governmental Body;

            (e)  contravene,  conflict with or result (with or without notice or lapse of time) in a violation  of any of the terms or  requirements  of, or give any  Governmental  Body the right  (with or without  notice or lapse of time) to revoke,  withdraw,  suspend,  cancel,  terminate  or  modify,  any  Governmental
Authorization  that is held by any Acquired Company or that otherwise relates to the business  of, or any of the assets  owned or used by, any Acquired  Company, except that, which could not have a Material Adverse Effect;

            (f)  contravene,  conflict with or result (with or without notice or lapse of time) in a violation or breach of any of the provisions of, or give any
Person the right (with or without  notice or lapse of time) to declare a default or exercise any remedy under, or to accelerate the maturity or performance of or cancel,  terminate or modify,  any Contract to which any Acquired Company or any
Seller is a party or under which any  Acquired  Company  has any  rights,  or by which any Acquired Company or any Seller,  or any of the assets owned or used by any Acquired Company, may be bound, except that, which could not have a Material
Adverse Effect; or

            (g)  result  (with  or  without  notice  or  lapse  of  time) in the imposition  or creation of any  Encumbrance  upon or with  respect to any of the assets owned or used by any Acquired Company.

Except as disclosed in Section 3.2 of the Disclosure Letter, no Acquired Company
is or will be required to give any notice to or obtain any Consent from,  and no
Seller is or will be required to give any notice to or obtain any Consent  from, any Person in connection  with the  execution and delivery of this  Agreement or the consummation or performance of any of the Contemplated Transactions. Sellers are acquiring the  Promissory  Notes and, if  applicable,  the shares of Buyer's common stock issuable upon conversion of the Promissory  Notes (the  "Conversion
Shares") for their own account and not with a view to their distribution  within the meaning of Section 2.11 of the Securities Act. Each Seller is an "accredited investor,"  as such term is defined in Rule 501(a)  promulgated  pursuant to the
Securities  Act.  Each  Seller   acknowledges  that  such  Seller  has  had  the

                                       13

opportunity to ask questions of and receive  answers from, or obtain  additional information  from, the executive  officers of Buyer concerning the financial and other  affairs of Buyer,  and to the extent  deemed  necessary  in light of such personal knowledge of the Buyer's affairs,  such Seller has asked such questions and  received  answers to the full  satisfaction  of such  Seller.  Each  Seller understands  that  no  United  States  federal  or  state  agency  or any  other government or governmental  agency has passed on or made any  recommendation  or endorsement  of the  Promissory  Notes or  Conversion  Shares or the fairness of suitability of the investment in the Promissory  Notes or Conversion  Shares nor
have such authorities  passed upon or endorsed the merits of the offering of the
Promissory Notes or Conversion Shares.

      3.3  CAPITALIZATION.  The authorized capital stock of the Company consists of (i) 25,000,000  shares of Common Stock,  par value $0.001 per share, of which
10,485,062 shares are issued and outstanding,  of which 6,454,300 constitute the
Shares and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 1,000 shares are designated Series A Redeemable  Convertible  Preferred
Stock, of which 600 shares are issued and  outstanding  (the "Series A Preferred
Stock").  Sellers are and will be on the Closing Date the record and  beneficial owners and holders of the Shares,  free and clear of all  Encumbrances.  Li owns
2,154,300  of the Shares and Lee owns  4,300,000  of the  Shares.  Except as set forth in Section 3.3 of the Disclosure Letter,  with the exception of the Shares
(which are owned by Sellers) and the other outstanding shares of common stock of the Company,  all of the outstanding  equity securities of each Acquired Company are owned of record and beneficially by one or more Acquired  Companies.  Except as set  forth in  Section  3.3 of the  Disclosure  Letter,  no  legend  or other reference to any purported Encumbrance appears upon any certificate representing equity  securities  of any  Acquired  Company.  All of  the  outstanding  equity securities of each Acquired Company have been duly authorized and validly issued and are fully paid and nonassessable.  Except as set forth in Section 3.3 of the
Disclosure  Letter and except for the  Series A  Preferred  Stock,  there are no outstanding options, rights, conversion rights, agreements or commitments of any kind  relating to the  issuance,  sale or transfer of any equity  securities  or other  securities  of any  Acquired  Company.  None  of the  outstanding  equity securities or other  securities of any Acquired  Company was issued in violation of the Securities Act or the  securities or blue sky Legal  Requirements  of any state or other jurisdiction. No Acquired Company owns, or has any option, right, agreement or commitment of any kind to acquire,  any equity  securities or other securities  of any  Person  (other  than  Acquired  Companies)  or any direct or indirect equity or ownership interest in any other business.

      3.4 REPORTS; FINANCIAL STATEMENTS.

            (a)  Sellers  have  made  available  to  Buyer,   each  registration
statement,  report,  proxy  statement or information  statement  prepared by the
Company  since  December 31, 2003 (the "Audit  Date"),  including  the Company's
Annual Report on Form 10-K for the year ended December 31, 2003 (the "10-K") and the Company's  Quarterly  Reports on Form 10-Q for the quarters  ended March 31,
2004,  June 30, 2004 and  September  30, 2004  respectively  (collectively,  the
"10-Q"), in the forms,  including exhibits,  annexes and any amendments thereto, filed with the Securities  and Exchange  Commission  (the "SEC")  (collectively, including any such reports filed subsequent to the date hereof,  its "Reports").
Except as set forth in  Section  3.4(a) of the  Disclosure  Letter,  as of their respective dates, to the Knowledge of each Seller, the Company's Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements  made therein, in light of the  circumstances in which they were made, not misleading.  Each of the  consolidated  balance sheets  included in or incorporated by reference into the  Company's  Reports  (including  the  related  notes and  schedules)  fairly presents the consolidated financial position of the Company and its Subsidiaries as of such Report's date and each of the  consolidated  statements of income and of cash  flows  included  in or  incorporated  by  reference  into  its  Reports

                                       14

(including any related notes and  schedules)  fairly  presents the  consolidated results of operations,  retained earnings and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject,  in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect),  in each case in accordance with
GAAP consistently  applied during the periods  involved,  except as may be noted
therein (the 10-K balance sheet being  referred to  hereinafter  as the "Balance
Sheet" and the balance sheet contained in the Form 10-Q filed by the Company for the period  ended  September  30,  2004 being  referred  to  hereinafter  as the
"Interim Balance Sheet").  Since the Audit Date, the Company and each Subsidiary required  to make  filings  under  any  Legal  Requirement  has  filed  with the applicable  Governmental  Bodies all  material  forms,  statements,  reports and documents (including  exhibits,  annexes and any amendments thereto) required to be filed by them,  and each such filing  complied in all material  respects with all applicable laws, rules and regulations, other than such failures to file and non-compliance  that could not have a  Material  Adverse  Effect.  Except as set forth in applicable filings with the SEC, to any Seller's  Knowledge,  as of the date  hereof,  no  Person  or  "group"  "beneficially  owns"  5% or  more of its outstanding voting securities,  with the terms  "beneficially  owns" and "group"
having the  meanings  ascribed to them under Rule 13d-3 and Rule 13d-5 under the
Exchange Act. Except as set forth in Section 3.4(a) of the Disclosure Letter, to any Seller's Knowledge,  any Person or "group"  "beneficially owning" 5% or more of the Company's securities has filed with the SEC all statements required to be filed by it or them under Rules 13d-1 and 13d-2 of the Exchange Act.

            (b) As of the date  hereof,  there are no reports or  statements  on file with the SEC to which the SEC has provided comments and the Company has not responded.  As of the date hereof, there are no registration  statements on file with the SEC for which a formal withdrawal should have been delivered to the SEC by the Company, but for which a formal withdrawal has not been so delivered.

      3.5 BOOKS AND RECORDS.  The books of account,  minute books,  stock record books and other records of the Acquired  Companies,  all of which have been made available to Buyer,  are complete and correct in all material  respects and have been maintained in accordance with sound business practices and the requirements of  Section  13(b)(2)  of the  Exchange  Act  (regardless  of whether or not the
Acquired Companies are subject to that Section),  including, but not limited to, the maintenance of an adequate system of internal controls.  Except as set forth in  Section  3.5 of the  Disclosure  Letter,  the minute  books of the  Acquired
Companies containing records of all meetings held of, and corporate action taken by, the  stockholders,  the Boards of Directors  and  committees of the Board of
Directors  of the Acquired  Companies  are accurate and complete in all material respects  and no  meeting  of any  such  stockholders,  Board  of  Directors  or committee  has been held for which  minutes  have not been  prepared and are not contained in such minute books.  At the Closing,  all of those books and records will be in the possession of the Acquired Companies.

                                       15

      3.6  TITLE TO  PROPERTIES;  ENCUMBRANCES.  Section  3.6 of the  Disclosure
Letter lists all real property,  leaseholds or other interests  therein owned by the Acquired Companies. Sellers have made available to Buyer copies of the deeds and other  instruments  (as recorded) by which the Acquired  Companies  acquired such real property and interests,  and copies of all title  insurance  policies, opinions,  abstracts  and surveys in the  possession  of Sellers or the Acquired
Companies and relating to such property or interests. The Acquired Companies own
(with good and marketable  title in the case of real  property,  subject only to the matters  permitted by the following  sentence) all the properties and assets
(real,  personal and mixed,  tangible and intangible)  that they purport to own, including,  but not limited to, all the properties  and assets  reflected in the
Balance  Sheet and the  Interim  Balance  Sheet  (except  for assets  held under capitalized  leases  disclosed  in  Section  3.6 of the  Disclosure  Letter  and personal  property  sold  since the date of the  Balance  Sheet and the  Interim
Balance Sheet, as the case may be, in the Ordinary Course of Business),  and all the  properties  and assets  purchased  or  otherwise  acquired by the  Acquired
Companies  since the date of the Balance  Sheet  (except for  personal  property acquired and sold since the date of the Balance Sheet in the Ordinary  Course of
Business and consistent with past  practice),  which  subsequently  purchased or acquired properties and assets (other than inventory and short term investments)
are listed in Section 3.6 of the  Disclosure  Letter.  All properties and assets reflected in the Balance Sheet and the Interim  Balance Sheet are free and clear of all  Encumbrances  and are not, in the case of real property,  subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever except, with respect to all such properties and assets,  (a) mortgages or security  interests  shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default  (or event  which,  with  notice or lapse of time or both, would constitute a default)  exists,  (b) mortgages or security  interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such  mortgages and security  interests being limited to the  property or assets so  acquired),  with  respect to which no default (or event which,  with notice or lapse of time or both,  would constitute a default)
exists,  (c) liens for current  taxes not yet due, and (d) as to real  property,
(i)  minor  imperfections  of title,  if any,  none of which is  substantial  in amount,  materially  detracts  from the value or impairs the use of the property subject  thereto,  or impairs the  operations  of any Acquired  Company and (ii)
zoning  laws and other land use  restrictions  that do not impair the present or anticipated  use of the property  subject  thereto.  All  buildings,  plants and structures  owned by the Acquired  Companies lie wholly within the boundaries of the real property  owned by the Acquired  Companies and do not encroach upon the property  of, or  otherwise  conflict  with the  property  rights  of, any other
Person.

      3.7 CONDITION AND SUFFICIENCY OF ASSETS. The buildings, plants, structures and equipment of the Acquired  Companies are structurally  sound with no defects of which the  Sellers or the  Acquired  Companies  have  Knowledge,  are in good operating  condition  and repair and are adequate for the uses to which they are being put, and none of such  buildings,  plants,  structures  or equipment is in need of maintenance or repairs,  except for ordinary,  routine  maintenance  and repairs  that  are not  material  in  nature  or  cost.  The  building,  plants, structures  and  equipment  of the Acquired  Companies  are  sufficient  for the continued  conduct of the  Acquired  Companies'  business  after the  Closing in substantially the same manner as conducted prior to the Closing.

                                       16

      3.8 ACCOUNTS RECEIVABLE. All accounts receivable of the Acquired Companies that are reflected on the Balance  Sheet or the Interim  Balance Sheet or on the
accounting records of the Acquired Companies as of the Closing Date (referred to collectively  as the "Accounts  Receivable")  represent or will represent  valid obligations  arising from sales actually made or services actually  performed in the Ordinary  Course of  Business.  Unless paid prior to the Closing  Date,  the
Accounts  Receivable  are or will be as of the Closing  Date current and, to the
Knowledge of each Seller,  collectible  net of the respective  reserves shown on the Balance Sheet or the Interim  Balance Sheet or on the accounting  records of the Acquired  Companies as of the Closing Date (which  reserves are adequate and calculated  consistent  with past practice and, in the case of the reserve as of the Closing  Date,  will not  represent  a greater  percentage  of the  Accounts
Receivable  as of the  Closing  Date than the reserve  reflected  in the Interim
Balance Sheet represented of the accounts receivable  reflected therein and will not  represent a material  adverse  change in the  composition  of such Accounts
Receivable in terms of aging).  Subject to such  reserves,  each of the Accounts
Receivable either has been or is scheduled to be collected in full,  without any setoff,  within 90 days after the day on which it first becomes due and payable.
Except  as set  forth  in  Section  3.8 of the  Disclosure  Letter,  there is no contest, claim or right of set-off, other than returns in the Ordinary Course of
Business,  contained in any agreement  with any maker of an Accounts  Receivable relating to the amount or validity of such  Accounts  Receivable.  The  Acquired
Companies have made available to the Buyer a list of all Accounts  Receivable of the  Corporation  as of the date of the  Interim  Balance  Sheet,  which list is correct and complete in all  material  respects and sets forth the aging of such
Accounts Receivable.

      3.9  INVENTORY.  Except  as set  forth in  Section  3.9 of the  Disclosure
Letter, all inventory of the Acquired Companies, whether or not reflected in the
Balance Sheet or the Interim  Balance Sheet,  consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of  below-standard  quality,  all of which  have been  written  off or written down to net realizable value in the Balance Sheet or the Interim Balance
Sheet or on the accounting  records of the Acquired  Companies as of the Closing
Date,  as the case may be. All  inventories  not written off have been priced at the lower of cost or market on a first in, first out basis.  The  quantities  of each type of inventory  (whether  raw  materials,  work-in-process,  or finished goods) are not  excessive,  but are  reasonable  and  warranted  in the  present circumstances of the Acquired Companies.  All work in process and finished-goods inventory is free of any defect or other deficiency.

      3.10 NO  UNDISCLOSED  LIABILITIES.  Except as set forth in Section 3.10 of the Disclosure Letter, the Acquired Companies have no liabilities or obligations of any nature  (known or unknown,  absolute,  accrued,  contingent or otherwise)
that were not fully  reflected or reserved  against in the Balance  Sheet or the
Interim Balance Sheet.

      3.11 TAXES. The Acquired  Companies have filed or caused to be filed (on a timely  basis) all Tax Returns that are or were  required to be filed by or with respect  to  any of  them,  either  separately  or as a  member  of a  group  of corporations,  pursuant to the Legal Requirements of each Governmental Body with taxing power over them or their  assets.  Sellers  have made  available to Buyer copies of, and Section 3.11 of the Disclosure Letter lists, all such Tax Returns filed since fiscal year ended  December 31, 2000.  The Acquired  Companies  have

                                       17

paid,  or made  provision  for the  payment  of, all Taxes that have or may have become due  pursuant  to those Tax  Returns,  or  otherwise,  or pursuant to any assessment  received by Sellers or any of the  Acquired  Companies,  except such
Taxes, if any, as are set forth in Section 3.11 of the Disclosure Letter and are being contested in good faith and as to which adequate  reserves  (determined in accordance  with GAAP) have been  provided in the Balance  Sheet and the Interim
Balance  Sheet.  The United  States  federal and state income and  franchise Tax
Returns of each Acquired  Company subject to such Taxes have been audited by the
Internal  Revenue Service or relevant state tax authorities or are closed by the applicable  statute of  limitations  for all taxable years through  December 31,
2003.  All  deficiencies  proposed  as a result of such  audits  have been paid, reserved  against,  settled,  or, as described in Section 3.11 of the Disclosure
Letter,  are being contested in good faith by appropriate  proceedings.  Section
3.11 of the  Disclosure  Letter  describes all  adjustments to the United States federal  income  Tax  Returns  filed by any  Acquired  Company  or any  group of corporations,  including  any  Acquired  Company  for all  taxable  years  since
December  31,  2003,  and the  resulting  deficiencies  proposed by the Internal
Revenue Service.  Except as set forth in Section 3.11 of the Disclosure  Letter, none of Sellers or any  Acquired  Company  has given or been  requested  to give waivers or extensions (or is or would be subject to a waiver or extension  given by any other  Person) of any statute of  limitations  relating to the payment of
Taxes of any Acquired  Company or for which any Acquired  Company may be liable.
The charges, accruals and reserves with respect to Taxes on the respective books of each Acquired  Company are adequate  (determined  in  accordance  with GAAP).
There exists no proposed tax assessment against any Acquired Company,  except as disclosed in the Balance Sheet or in Section 3.11 of the Disclosure  Letter. All
Taxes that any  Acquired  Company is or was  required by Legal  Requirements  to withhold  or collect  have been duly  withheld or  collected  and, to the extent required, have been paid to the proper Governmental Body or other Person, except where the failure to withhold,  collect or pay could not have a Material Adverse
Effect. All Tax Returns filed by (or which include on a consolidated  basis) any
Acquired Company are true, correct and complete in all material respects.  There is no tax  sharing  agreement  that will  require  any  payment by any  Acquired
Company after the date of this Agreement.

      3.12 NO MATERIAL  ADVERSE  CHANGE.  Except as set forth in Section 3.12 of the Disclosure  Letter,  since the date of the Balance Sheet, there has not been any material adverse change in the business, operations,  properties, prospects, assets  or  condition  of any  Acquired  Company  or  any  event,  condition  or contingency that is likely to result in such a material adverse change.

      3.13 BENEFIT PLANS. (a) Section 3.13(a) of the Disclosure  Letter includes a complete and accurate list of all pension, retirement, profit sharing, Section
401(k),  thrift-savings,  individual  retirement  account,  excess benefit plan, deferred  compensation,  incentive  compensation,  stock  bonus,  stock  option, restricted  stock,  cash bonus,  employee stock  ownership  (including,  without limitation, payroll related employee stock ownership), severance pay, cafeteria, flexible compensation,  life insurance, medical, dental, disability, welfare, or

                                       18

vacation  plans  or  arrangements  of any kind and any  other  Employee  Pension
Benefit  Plan or  Employee  Welfare  Benefit  Plan (as  defined  in Section 3 of
ERISA),  incentive compensation plan or fringe benefit or any combination of the foregoing  established,  maintained,  sponsored,  contributed  to  or  otherwise participated in by any Acquired Company (including, for this purpose and for the purpose of all of the  representations  in this  Section  3.13,  all  employers, whether  or not  incorporated,  which by reason of common  control  are  treated together with Sellers and the Acquired Companies as a single employer within the meaning of Section 414 of the Code) for any of the  employees or past  employees of the Acquired  Companies at any time prior to the Closing Date, copies of each of which have heretofore been delivered by Sellers to Buyer.  Section 3.13(a) of the  Disclosure  Letter  also  includes  a  complete  and  accurate  list of all voluntary employees' beneficiary associations and related trusts ("VEBA's"), and a complete and accurate list of all current and deferred compensation,  pension, stock  option  and  other  incentive  compensation  plans,  agreements  or other arrangements,  welfare  plans or fringe  benefits  covering  the  members of the
Boards of  Directors  of the  Acquired  Companies  ("Directors  Plans")  to whom payments are being made or are scheduled to be made in the future.

            (b) Section  3.13(b) of the Disclosure  Letter lists all outstanding employment or consulting,  severance or termination  agreements or other similar commitments  which  cover any past,  present  or  retired  director,  officer or employee of the Acquired  Companies and a list of prerequisites and other fringe benefits being made available,  or scheduled to be made, to them, copies of each of which have heretofore been delivered to Buyer.

            (c) Except for  liabilities  to the PBGC pursuant to Section 4007 of
ERISA, all of which have been fully paid, each Acquired Company has no liability to the PBGC, nor has any Acquired  Company ceased  operations at any facility or withdrawn  from any such Plan in a manner  which would  subject it or Sellers to liability under Section 4062(e),  4063 or 4064 of ERISA, and neither Sellers nor the Acquired Companies know of any facts or circumstances  which might give rise to any liability of Sellers,  the Acquired  Companies or Buyer to the PBGC under
Title IV or ERISA which could result in any claims being made against Buyer with respect to the Acquired Companies by the PBGC.

            (d) The Acquired  Companies  have no  liability  and Sellers have no liability with respect to the Acquired Companies to the Internal Revenue Service
with respect to any pension plan qualified  under Section 401 of the Code or any funded welfare  benefit plan,  including any liability  imposed by Sections 412,
4971, 4972, 4976, 4977, 4978, 4978A, 4979, 4979A and 4980 of the Code.

            (e) The  Acquired  Companies do not, and Sellers do not with respect to the Acquired Companies,  maintain or contribute to, and have not participated in or agreed to  participate  in, a  Multi-employer  plan as  defined in Section
4001(a)(3) of ERISA and no event has occurred,  and there exists no condition or set of circumstances,  which presents a risk of the occurrence of any withdrawal from  or  the  partition,  termination,  reorganization  or  insolvency  of  any
Multi-employer  Plan  which  could  result  in any  liability  of  the  Acquired
Companies or Buyer with respect to the  Acquired  Companies to a  Multi-Employer
Plan.

            (f) All  "Employee  Benefit  Plans," as  defined in Section  3(3) of
ERISA, that cover one or more employees employed by the Acquired Companies (each individually,  a "Plan" and collectively the "Plans") are in material compliance with ERISA and, where  applicable for  tax-qualified  or tax-favored  treatment, with the Code.  To the Knowledge of any Seller or any Acquired  Company,  all of
the Plans have been administered in material compliance with the requirements of
ERISA and have complied with the reporting and disclosure  requirements of Title

                                       19

I of ERISA and the Code, and none of the Acquired Companies or any administrator or fiduciary of any Plan (or agent of any of the  foregoing)  has engaged in any transaction  or acted or failed to act in any manner  which  would  subject  any
Acquired  Company to any liability  for a breach of fiduciary  duty under ERISA.
Each Employee  Pension Benefit Plan  sponsored,  maintained or contributed to by any Acquired  Company which is intended to be qualified  under Section 401(a) of the Code is qualified  under Section  401(a) of the Code; all related trusts are exempt from  federal  income tax under  Section  501(a) of the Code (or has been adopted  using a prototype  plan which has  received an opinion  letter from the
Internal Revenue  Service);  each such Plan has received a determination  letter from the Internal  Revenue  Service  stating  that the Plan is  qualified  under
Section 401(a) of the Code and all related trusts are exempt from federal income tax under Section 501(a) of the Code; and nothing has occurred since the date of the last such  determination  which  resulted in, or is likely to result in, the revocation of such  determination.  Sellers and the Acquired Companies have made all required  contributions under any Plan for all periods through and including the date  hereof or proper  accruals  have  been made and are  reflected  on its balance  sheet and book and  records.  All such  Plans  that are  subject to the minimum  funding  standards  of Section 412 of the Code and Section 302 of ERISA
meet those  standards and have not incurred any accumulated  funding  deficiency within the  meaning of Section  412 or 418B of the Code or have  applied  for or obtained  from the  Internal  Revenue  Service a waiver of any  minimum  funding requirement  under  Section 412 of the Code.  All  required  installments  under
Section 412 of the Code and Section 302 of ERISA have been paid on or before the applicable due date. There has been no misstatement of pension  liabilities that would result in the  imposition  of tax under  Section 6659A of the Code. To the
Knowledge  of  any  Seller  or  any  Acquired  Company,  no  representations  or communications, oral or written, with respect to participation,  eligibility for benefits,  vesting, benefit accrual or coverage under any Plan have been made to employees of the Acquired  Companies,  which (a) are not in accordance  with the terms and  conditions  of such Plan and/or (b) could have any  adverse  economic consequences  to the Acquired  Companies.  Neither any Plan nor any fiduciary or administrator  thereof has engaged in a "prohibited  transaction" within Section
406 of ERISA  or,  where  applicable,  Section  4975 of the  Code,  for which no exemption is applicable,  nor otherwise breached any of the  responsibilities or obligations  imposed upon fiduciaries  under Title I of ERISA or taken any other action which would subject the Plan or such  fiduciary or  administrator  to any tax, penalty or such liability for prohibited transactions or which would result in any claim  being  made  under,  or by or on behalf  of, any such Plans by any party with  standing to make such claim or which may have any  adverse  economic consequences to the Acquired  Companies or Buyer. There have been no "reportable events"  within the meaning of Section 4043 of ERISA for which the 30-day notice requirement  of ERISA has not been waived by the PBGC.  No  proceeding  or other action has been initiated by the PBGC to terminate any Employee  Pension Benefit
Plan, and no written  notice has been given to Seller or the Acquired  Companies of an intention to commence or seek the  commencement  of any such proceeding or action.

            (g) All Directors' Plans have been  administered  according to their terms and no representations or communications,  oral or otherwise, with respect to  participation,  vesting,  benefit  accrual or coverage have been made to any current or former  director not in accordance  with the terms and  conditions of such Directors' Plan and/or could have any adverse  consequences to the Acquired
Companies.

                                       20

            (h) All VEBA's  are exempt  from  federal  income tax under  Section
501(a) of the Code,  have  received a  determination  from the Internal  Revenue
Service recognizing their tax exempt status under Section 501(c)(9) of the Code, and nothing has  occurred  since the date of the last such  determination  which resulted in, or is likely to result in, a revocation  of such  determination  or loss of tax exempt status.  All VEBA's have filed all required returns of exempt organizations,  and properly  reported and paid any tax imposed on any unrelated trade or business income by Section 511 of the Code.

            (i) Section 3.13(i) of the Disclosure Letter lists, and Sellers have made  available  to Buyer a true and complete set of copies of, (a) all Employee
Benefit  Plans,  VEBA's  and  related  trusts as in effect  with  respect to the
Acquired  Companies  immediately  prior to the Closing  Date,  together with all amendments  thereto which will become  effective at a later date; (b) the latest
Internal Revenue Service  determination letter obtained with respect to any such
Employee  Benefit Plan or VEBA  qualified or exempt under  Section 401 or 501 of the Code; (c) Form 5500's and certified financial statements for the most recent completed  three  fiscal  years for each  Employee  Benefit Plan of the Acquired
Companies  required  to file such  form with  respect  to each  defined  benefit pension plan or VEBA, together with the most full actuarial report by the Plan's or VEBA's enrolled actuary;  (d) all Summary Plan Descriptions for each Employee
Benefit Plan of the Acquired Companies required to prepare,  file and distribute
Summary Plan Descriptions;  (e) all summaries furnished employees,  officers and directors of the Acquired Companies of all incentive  compensation,  other plans and fringe  benefits for which a Summary Plan  Description is not required;  (f)
all personnel and employment policies and manuals of she Acquired Companies; (g)
current  registration  statements  on  Form  5-8  and  amendments;  and  (h) the notifications to employees of their rights under Section 4980B of the Code.

            (j)  Benefits   under  all   Employee   Benefit   Plans,   incentive
compensation plans and fringe benefits of the Acquired Companies  (including all
Directors'  Plans) are as represented and have not been increased  subsequent to the date of the Interim Balance Sheet.

            (k)  Sellers  and the  Acquired  Companies  have  complied  with the provisions of Section 4980B of the Code and Sections 601 to 608 of ERISA,  Title
III of the Public Health Service Act and the applicable provisions of the Social
Security Act since the  effective  date of those  provisions  to the  applicable group  health plans  maintained,  sponsored  or  contributed  to by the Acquired
Companies.

            (l) No payment made to any officer, director or employee or agent of the Acquired Companies pursuant to any employment or severance Contract or other arrangement will be non-deductible to the Companies because of the applicability of Sections  280G and 4999 of the Code,  nor will the  Companies  be required to
"gross up" or otherwise  compensate  any recipient  because of the imposition of any excise tax (including any interest or penalties  related thereto) because of the applicability of Sections 2806 and 4999 to the payment.

                                       21

            (m) Sellers and the  Acquired  Companies  have  provided  Buyer with their estimate of the liability  created for providing  retiree life and medical benefits coverage to the Companies'  active and retired employees  together with the assumptions used in estimating that liability.  The Companies have the right to modify and to  terminate  benefits to retirees  (other  than  pensions)  with respect to both retired and active employees.

      3.14  COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS.

            (a) Except as set forth in Section 3.14 of the Disclosure Letter:

                  (i) each  Acquired  Company is, and at all times has been,  in full compliance with each Legal  Requirement  that is or was applicable to it or to the conduct or operation  of its  business or the  ownership or use of any of its assets,  except  where such failure to comply could not result in a Material
Adverse Effect;

                  (ii) no event has occurred,  and no condition or  circumstance exists,  that might  (with or  without  notice or lapse of time)  constitute  or result  directly or indirectly  in a violation by any Acquired  Company of, or a failure  on the  part  of  any  Acquired  Company  to  comply  with,  any  Legal
Requirement,  except  where  such  violation  or  failure  could not result in a
Material Adverse Effect; and

                  (iii) no  Acquired  Company has  received  any notice or other communication  (whether oral or written) from any Governmental Body or any other
Person regarding (A) any actual, alleged, possible or potential violation of, or
failure  to  comply  with,  any  term  or   requirement   of  any   Governmental
Authorization or (B) any actual,  alleged,  possible or potential  revocation on the part of any Acquired Company to undertake,  or to bear all or any portion of the cost of, any remedial action of any nature.

            (b)  Section  3.14  of  the  Disclosure   Letter   identifies   each
Governmental  Authorization  that  is  held  by any  Acquired  Company  or  that otherwise  relates to the business of, or to any of the assets owned or used by, any Acquired Company. Each Governmental  Authorization identified or required to be  identified  in Section  3.14 of the  Disclosure  Letter is valid and in full force and effect. Except as set forth in Section 3.14 of the Disclosure Letter:

                  (i) each  Acquired  Company is, and at all times,  has been in full  compliance  with all of the terms and  requirements  of each  Governmental
Authorization  identified  or required to be  identified  in Section 3.14 of the
Disclosure Letter;

                  (ii) no event has occurred,  and no condition or  circumstance exists,  that might (with or without  notice or lapse of time) (A) constitute or result  directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental  Authorization identified or required to be identified in Section 3.14 of the Disclosure Letter or (B) result directly or
indirectly  in  the   revocation,   withdrawal,   suspension,   cancellation  or
termination  of,  or  any  modification   to,  any  Governmental   Authorization
identified  or  required  to be  identified  in Section  3.14 of the  Disclosure
Letter;

                                       22

                  (iii) no  Acquired  Company has  received  any notice or other communication  (whether oral or written) from any Governmental Body or any other
Person regarding (A) any actual, alleged,  possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual,  proposed,  possible  or  potential  revocation,  withdrawal, suspension, cancellation or termination of, or modification to, any Governmental
Authorization  which,  with  respect  to (A) and (B) could  result in a Material
Adverse Effect; and

                  (iv) all  applications  required  to have  been  filed for the renewal of the Governmental  Authorizations required to be identified in Section
3.14 of the  Disclosure  Letter have been duly filed on a timely  basis with the appropriate  Governmental  Bodies,  and all other filings  required to have been made with respect to such Governmental  Authorizations  have been duly made on a timely basis with the appropriate Governmental Bodies, except where such failure could not result in a Material Adverse Effect.

The Governmental Authorizations identified in Section 3.14 of the Disclosure
Letter collectively constitute all of the Governmental Authorizations necessary to permit the Acquired Companies to conduct and operate their businesses in the manner in which such businesses are currently conducted and operated and to permit the Companies to own and use their assets in the manner in which such assets are currently owned and used.

      3.15  LEGAL PROCEEDINGS; ORDERS.

      (a) Except as set forth in Section 3.15 of the Disclosure Letter, there is no pending Proceeding:

            (i) that has been  commenced by or against any  Acquired  Company or that otherwise  relates to or might affect the business of, or any of the assets owned or used by, any Acquired Company; or

            (ii) that  challenges,  or that might have the effect of preventing, delaying,  making illegal or otherwise interfering with, any of the Contemplated
Transactions.

To the  Knowledge  of  each  Seller  and  the  Acquired  Companies,  (1) no such
Proceeding has been  Threatened and (2) no event has occurred,  and no condition or  circumstance  exists,  that  might  give rise to or serve as a basis for the commencement of any such Proceeding. Sellers have made available to Buyer copies of all pleadings, correspondence and other documents relating to each Proceeding identified in Section 3.15 of the Disclosure Letter. The Proceedings  identified in  Section  3.15 of the  Disclosure  Letter  will not have a  Material  Adverse
Effect.

            (b) Except as set forth in Section 3.15 of the Disclosure Letter:

                                       23

            (i) there is no Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

            (ii)  neither  Seller is subject  to any Order  that  relates to the business of, or to any of the assets owned or used by, any Acquired Company; and

            (iii) no officer,  director or employee of any  Acquired  Company is subject to any Order that  prohibits  such  officer,  director or employee  from engaging in or  continuing  any  conduct,  activity or practice  relating to the business of any of the Companies.

            (c) Except as set forth in Section 3.15 of the Disclosure Letter:

            (i) each  Acquired  Company  is, and at all times has been,  in full compliance with all of the terms and  requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject, except where such failure to comply could not result in a Material Adverse Effect;

            (ii) no event has occurred, and no condition or circumstance exists, that  might  (with or  without  notice  or lapse of time)  constitute  or result directly or indirectly in a violation of or a failure to comply with any term or requirement  of any Order to which any  Acquired  Company,  or any of the assets owned or used by any Acquired Company,  is subject,  except where such violation or failure could not result in a Material Adverse Effect; and

            (iii)  no  Acquired   Company  has  received  any  notice  or  other
communication  (whether oral or written) from any Governmental Body or any other
Person  regarding any actual,  alleged,  possible or potential  violation of, or failure  to  comply  with,  any term or  requirement  of any  Order to which any
Acquired Company, or any of the assets owned or used by any Acquired Company, is or has been subject.

      3.16  ABSENCE OF CERTAIN  CHANGES AND  EVENTS.  (a) Except as set forth in
Section  3.16 of the  Disclosure  Letter,  since the Audit  Date,  the  Acquired
Companies  have  conducted  their  businesses  only in the  Ordinary  Course  of
Business and there has not been any:

            (i) change in any Acquired  Company's  authorized or issued  capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired  Company;  issuance of any security  convertible  into such capital stock; grant of any registration  rights;  purchase,  redemption,  retirement or other  acquisition  by any  Acquired  Company of any shares of any such  capital stock;  or  declaration  or payment of any  dividend  or other  distribution  or payment in respect of shares of capital stock;

            (ii)  amendment  to the  Organizational  Documents  of any  Acquired
Company;

            (iii)  payment or increase by any  Acquired  Company of any bonuses,
salaries,  or  other  compensation  to  any  director,   officer,  employee,  or
stockholder (except to directors,  officers,  employees,  or stockholders in the
Ordinary Course of Business) or entry into any employment, severance, or similar
Contract with any director, officer, or employee;

                                       24

                  (iv) adoption of, or increase in, any profit  sharing,  bonus,
deferred  compensation,   savings,  insurance,  pension,  retirement,  or  other
employee benefit plan for or with any employees of any Acquired Company;

                  (v) damage,  destruction,  or loss to any asset or property of any Acquired Company, whether or not covered by insurance,  affecting materially
and  adversely  the  properties,   assets,  business,  financial  condition,  or
prospects of the Acquired Company, taken as a whole;

                  (vi)  entry  into,  termination,   or  receipt  of  notice  of
termination of (a) any license,  distributorship,  dealer, sales representative, joint venture,  credit, or similar agreement, or (b) any Contract or transaction involving  a total  remaining  commitment  by any  Acquired  Company of at least
$25,000;

                  (vii) sale  (other  than sales of  inventory  in the  Ordinary
Course of Business), lease, or other disposition of any asset or property of any
Acquired  Company  or  mortgage,  pledge,  or  imposition  of any  lien or other encumbrance  on  any  material  asset  or  property  of  any  Acquired  Company, including,  without  limitation,  the sale,  lease, or other  disposition of any
Intellectual Property Assets;

                  (viii)  cancellation  or waiver of any claims or rights with a value to any Acquired Company in excess of $25,000;

                  (ix)  conduct of business or  entering  into any  transaction, other than in the Ordinary Course of Business of the Acquired Companies;

                  (x) material change in the accounting  methods followed by any
Acquired Company; and

                  (xi)  agreement,  whether or not in writing,  to do any of the foregoing by any Acquired Company.

      3.17  CONTRACTS;  NO DEFAULTS.  (a) Except as set forth in Section 3.17 of the Disclosure  Letter,  Sellers have delivered to Buyer copies of all Contracts described in (i) through (xv) below to which any Acquired  Company is a party or by which any Acquired  Company is bound.  Section 3.17 of the Disclosure  Letter
also  sets  forth  reasonably   complete  details   concerning  such  Contracts,
including,  among other things, the parties to the Contracts,  the amount of the remaining  commitment  of the Acquired  Companies  thereunder,  and the Acquired
Companies' office where details relating to the Contract are located.

                                       25

                  (i) Each  Contract that  involves  performance  of services or delivery of goods and/or materials by any of the Acquired Companies of an amount or value in excess of $25,000;

                  (ii) Each Contract that  involves  performance  of services or delivery of goods and/or materials to any Acquired Company of an amount or value in excess of $25,000;

                  (iii) Each  Contract  not in the  Ordinary  Course of Business
involving  expenditures  or  receipts  of the  Acquired  Companies  in excess of
$25,000;

                  (iv) Each  lease,  rental  or  occupancy  agreement,  license, installment and conditional  sale  agreement,  and other Contract  affecting the ownership of,  leasing of, title to, use of, or any leasehold or other  interest in,  any  real  or  personal  property  (except  personal  property  leases  and installment  and  conditional  sales  agreements  having  a  value  per  item or aggregate payments of less than $25,000 and with terms of less than one year);

                  (v) Each licensing agreement or other Contract with respect to patents,  trademarks,  copyrights,  or other  intellectual  property,  including agreements  with  current  or  former  employees,  consultants,  or  contractors regarding the  appropriation  or the  non-disclosure  of  Intellectual  Property
Assets;

                  (vi) Each  Contract  to which  any  employee,  consultant,  or contractor of any Acquired  Company is bound which in any manner purports to (A)
restrict such employee's, consultant's, or contractor's freedom to engage in any line of business or to compete with any other Person, or (B) assign to any other
Person such employee's,  consultant's,  or contractor's rights to any invention, improvement, or discovery;

                  (vii) Each collective  bargaining  agreement or other Contract to or with  any  labor  union  or other  employee  representative  of a group of employees relating to wages, hours, and other conditions of employment;

                  (viii)  Each  joint  venture,  partnership  or other  Contract
(however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Company with any other Person;

                  (ix)  Each  Contract  containing  covenants  which  in any way purport to restrict any Acquired Company's business activity or purport to limit the  freedom of any  Acquired  Company to engage in any line of  business  or to compete with any Person;

                  (x) Each  Contract  providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

                  (xi) Each power of attorney  which is currently  effective and outstanding;

                                       26

                  (xii) Each  Contract  entered  into other than in the Ordinary
Course of Business which contains or provides for an express  undertaking by any
Acquired Company to be responsible for consequential damages;

                  (xiii) Each  Contract  for capital  expenditures  in excess of
$25,000;

                  (xiv)  Each  written  warranty,   guaranty  or  other  similar
undertaking  with respect to  contractual  performance  extended by any Acquired
Company other than in the Ordinary Course of Business; and

            (xv) Each amendment,  supplement,  and modification (whether written or oral) in respect of any of the foregoing.

            (b) Except as set forth in Section  3.17 of the  Disclosure  Letter, all of the Contracts  listed in the Disclosure  Letter pursuant to paragraph (a)
hereof are in full force and effect,  are valid and  enforceable  in  accordance with their terms,  and no condition  exists or event has  occurred  which,  with notice or lapse of time or both, would constitute a default or a basis for force majeure or other claim of excusable delay or non-performance  thereunder,  other than that  which  could  not  cause a  Material  Adverse  Effect.  The terms and conditions of all such  Contracts are reasonable and customary in the industries
and  trades  in  which  the  Acquired  Companies  operate,   and  there  are  no
extraordinary terms contained therein.

            (c) There are no renegotiations  of, or attempts to renegotiate,  or outstanding  rights to renegotiate,  any material amounts paid or payable to any
Acquired Company under current or completed Contracts with any Person having the contractual or statutory right to demand or require such renegotiation.  No such
Person has made written demand for such renegotiation.

            (d) The  Contracts  relating to the sale,  design,  manufacture,  or provision of products or services by the Companies have been entered into in the
Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with another  Person,  or any  consideration  having been  paid  or  promised,  which  is or  would  be in  violation  of  any  Legal
Requirement.

      3.18 INSURANCE.  (a) Section 3.18(a) of the Disclosure  Letter contains an accurate  and  complete  description  of all  policies  of  property,  fire  and casualty, product liability, workers compensation,  and other forms of insurance owned or held by any Acquired  Company.  Such  description  provides  reasonably complete details  concerning such policies,  identifying among other things, (i)
the issuer of each such policy,  (ii) the amount of coverage still available and outstanding under each such policy,  (iii) whether each such policy is a "claims made" or an "occurrences"  policy,  and (iv) any provision for  reimbursement to the insurer or retrospective  premium adjustments.  Copies of such policies have been made available to Buyer or are attached to the Disclosure Letter.

            (b) Except as set forth in Section 3.18(b) of the Disclosure Letter, all  policies  described  in  paragraph  (a) hereof (i) are issued by  insurance companies  reasonably believed by the Acquired Companies to be financially sound and  reputable,  (ii) are  sufficient  for  material  compliance  with all Legal
Requirements  and Contracts to which any Acquired Company is a party or by which any of them is bound, (iii) are valid,  outstanding,  and enforceable  policies,
(iv) provide  adequate  insurance  coverage for the assets and the operations of the Acquired  Companies for all material  risks  normally  insured  against by a
Person  carrying on the same business or  businesses as the Acquired  Companies, and (v) will not in any way be affected  by,  terminate,  or lapse by reason of, the Contemplated Transactions.

                                       27

            (c) Except as set forth in Section 3.18(c) of the Disclosure Letter, neither  Sellers  nor any  Acquired  Company  has  received,  (i) any  notice of cancellation  of any  policy  described  in  paragraph  (a) hereof or refusal of coverage  thereunder,  (ii) any notice  that any issuer of such policy has filed for protection under  applicable  bankruptcy laws or is otherwise in the process of liquidating or has been  liquidated,  or (iii) any other indication that such policies  are no longer in full  force or effect or that the  issuer of any such policy is no longer willing or able to perform its obligations thereunder.

      3.19  ENVIRONMENTAL  MATTERS.  Except as disclosed in Schedule 3.19 of the
Disclosure Letter:

            (a)  Neither the Sellers  nor any  Acquired  Company,  nor any other
Person for whose  conduct they are or may be held  responsible,  has, or has any basis to expect, any  Environmental,  Health and Safety Liabilities with respect to the  Facilities  or with respect to any other  properties  and assets  (real, personal and mixed,  tangible and  intangible)  in which Sellers or any Acquired
Company (or any predecessor), has or had an interest.

            (b) Set forth in Section  3.19(b) of the  Disclosure  Letter are all the  consents,  licenses,  permits,  approvals,  and  certificates  held  by the
Acquired  Companies on the date hereof  which  constitute  all of the  consents, licenses, permits, approvals, and certificates required under Environmental Laws for the Acquired  Companies to lawfully own,  operate,  use, and maintain  their assets and to conduct their businesses. Sellers and the Acquired Companies have, at all  times  prior  to  Closing,  maintained  the  assets  and  conducted  the businesses  of the  Acquired  Companies  in full  compliance  with the terms and conditions of all such consents, licenses, permits, approvals, and certificates, and all required filings and all required  applications  with respect to and for renewal  thereof have been timely made and filed.  All such consents,  licenses, permits,  approvals, and certificates are in full force and effect and there are no  proceedings  pending or, to the  Knowledge of each Seller or of the Acquired
Companies,  threatened that seek the revocation,  cancellation,  suspension,  or adverse modification thereof.

            (c) (i) There are no Hazardous  Materials  on or in the  Facilities;
and (ii) neither the Sellers nor any Acquired Company,  nor any other Person for whose conduct they are or may be held responsible, has generated,  manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced, imported, used or processed any Hazardous Materials.

            (d) There has been no Release or Threat of Release, of any Hazardous
Materials  at or  from  the  Facilities  or at any  other  locations  where  any
Hazardous  Materials  were  generated,   manufactured,   refined,   transferred,
produced,  imported, used or processed from or by the Facilities,  or from or by any other  properties  and  assets  (real,  personal  and  mixed,  tangible  and intangible)  in which  Sellers or any  Acquired  Company has or had an interest, whether by the Sellers,  any  Acquired  Company or by any other Person for whose conduct they are or may be held responsible.

                                       28

            (e)  There  are  no  claims,  liens,  encumbrances,   or  any  other
restrictions of any nature whatsoever, resulting from any Environmental,  Health or Safety  Liabilities  or arising under or pursuant to any  Environmental  Law, with respect to or affecting any of the  Facilities or any other  properties and assets (real,  personal and mixed,  tangible and intangible) in which Sellers or any Acquired Company has an interest.

      3.20 EMPLOYEES.  Section 3.20 of the Disclosure  Letter contains a current list setting  forth the following  information  for each employee or director of the Acquired Companies, including, without limitation, each employee on leave of absence or layoff status:  employer;  name; job title; current compensation paid or payable and showing any change in compensation since the Audit Date; vacation accrued  and  service  credited  for  purposes  of vesting  and  eligibility  to participate under the Acquired Companies' pension,  retirement,  profit-sharing, thrift-savings,  deferred  compensation,  stock bonus, stock option, cash bonus, employee stock ownership  (including,  without limitation,  investment credit or payroll stock ownership) severance pay, insurance, medical, welfare and vacation plans, other or any director plan. To the Knowledge of each Seller, no former or current  employee or current or former  director of the Acquired  Companies is a party to, or is otherwise  bound by, any  agreement or  arrangement,  including, without limitation,  any confidentiality,  non-competition or proprietary rights agreement  between  such  employee  or director  and any other  entity or person
("Proprietary Rights Agreement") which in any way adversely affected, affects or will affect (i) the  performance of his duties as an employee or director of the
Acquired  Companies  or (ii) the  Acquired  Companies'  ability to  conduct  the
Acquired Companies'  business,  including,  without limitation,  any Proprietary
Rights Agreement with Sellers or the Acquired  Companies by any such employee or director.  At  Buyer's  request,  Sellers  shall  assign to Buyer or, at Buyer's request,  Sellers shall use their Best Efforts to enforce,  at Sellers' expense, any or all of their  rights  under any  Proprietary  Rights  Agreements  against
Sellers'  former  and  current  employees  or former or current  directors  with respect to the Acquired  Companies'  business.  To each Seller's  Knowledge,  no director,  officer or other key  employee of the Acquired  Companies  intends to terminate  his  employment  with the  Acquired  Companies.  At Buyer's  request,
Sellers shall (and prior to the Closing Date shall cause the Acquired  Companies
to) use their Best Efforts in order that Buyer may enjoy to the extent permitted by law the Acquired  Companies'  record  rating and benefits  under the worker's compensation laws and unemployment compensation laws of the states and countries in which there is coverage of employees of the Acquired  Companies,  any of whom may be employees of the Acquired Companies after the Closing Date.

      Sellers have set forth in Section 3.20 of the Disclosure  Letter a current list setting forth the following for each retired  employee or director or their dependents of the Acquired Companies  receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election,  retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

                                       29

      3.21 LABOR DISPUTES;  COMPLIANCE. None of the Acquired Companies has been, or is a party to any collective  bargaining or other labor  Contract.  There has not been, and there is not presently pending or existing, any strike,  slowdown, picketing,  work  stoppage,  labor  arbitration  or proceeding in respect of the grievance of any employee,  an application or complaint  filed by an employee or union with the National Labor  Relations  Board or any  comparable  Governmental
Body,  organizational  activity or other labor dispute  against or affecting the
Acquired  Companies or the  premises of any of them,  or to the best of Sellers'
Knowledge  threatened,  and no  application  for  certification  of a collective bargaining agent is pending, or to the best of Sellers' Knowledge threatened. No facts or circumstances exist which could provide the basis for any work stoppage or other labor  dispute.  There is no lockout of any  employees  by the Acquired
Companies,  nor is any such action  contemplated  by any of them.  The  Acquired
Companies have complied in all respects with all Legal Requirements  relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours,  benefits,  collective  bargaining,  the payment of social  security  and similar taxes,  occupational  safety and health and plant  closing.  None of the
Acquired Companies is liable for the payment of taxes, fines, penalties or other amounts,  however  designated,  for failure to comply with any of the  foregoing
Legal Requirements.

      3.22 INTELLECTUAL  PROPERTY.  (a) Intellectual  Property Assets:  The term
"Intellectual  Property Assets" shall include each Acquired  Company's name, all fictitious business names, trade names, registered and unregistered  trademarks, service marks and applications  (collectively  "Marks"),  all patents and patent applications  (collectively  "Patents"),  all copyrights in both published works and  unpublished  works which are material to the business  ("Copyrights"),  all rights in mask works  (collectively  "Rights in Mask Works"),  and all know-how,
trade  secrets,  confidential  information,   software,  technical  information,
process  technology,  plans,  drawings and blue prints ("Trade  Secrets") owned, used or licensed by any Acquired Company as licensee or licensor.

            (b)  Agreements:  Except  for any  license  implied by the sale of a product and common software programs with a value of less than $25,000,  Section
3.22 of the  Disclosure  Letter is an accurate and complete  listing and summary description, including any royalties paid or received by the Acquired Companies, of all  agreements  relating to the  Intellectual  Property  Assets to which any
Acquired  Company is a party.  There are no outstanding and, to the Knowledge of each Seller,  no threatened  disputes or disagreements  with respect to any such agreement.

            (c) Know-How Necessary for the Business:

                  (i) The  Intellectual  Property Assets are all those necessary for  the  operation  of the  Acquired  Companies'  business  as it is  currently conducted.  The  Acquired  Companies  are the  owners  of all  right,  title and interest in and to each of the  Intellectual  Property  Assets free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims  and has the  right  to use  without  payment  to a third  party  all the
Intellectual Property Assets.

                                       30

                  (ii) All  employees  of any  Acquired  Company  have  executed written  agreements  with one or more of the Acquired  Companies which assign to
one  or  more  of  the  Acquired   Companies  all  rights  to  any   inventions,
improvements,  discoveries  or  information  which relate to the business of the
Acquired  Companies.  No employee of any  Acquired  Company has entered into any agreement  which  restricts  or  limits  in any way the scope or type of work in which the employee  may be engaged or requires the employee to transfer,  assign or disclose information  concerning his work to anyone other than one or more of the Acquired Companies.

            (d) Patents:

                  (i) Section 3.22 of the  Disclosure  Letter is an accurate and complete  listing and summary  description  of all  Patents.  One or more of the
Acquired  Companies is the owner of all right, title and interest in and to each of the  Patents  free  and  clear of all  liens,  security  interests,  charges, encumbrances, equities and other adverse claims.

                  (ii) All the Patents are currently in  compliance  with formal legal  requirements  (including  payment of filing,  examination and maintenance fees and  proofs of  working  or use),  are valid and  enforceable,  and are not subject to any  maintenance  fees or taxes or actions falling due within 90 days after the date of Closing.

                  (iii)  No  Patent  has  been  or  is  now   involved   in  any
interference,  reissue,  re-examination or opposition proceeding.  Seller is not aware of any potentially  interfering  patent or patent application of any third party.

                  (iv) No Patent is infringed,  or to each  Seller's  Knowledge, has been challenged or threatened in any way. None of the products  manufactured and sold,  nor any  processes or know-how  used,  by Seller  infringe or to each
Seller's  Knowledge,  are  alleged to infringe  any patent or other  proprietary right of any other Person.

            (e) Trademarks:

                  (i) Section 3.22 of the  Disclosure  Letter is an accurate and complete  listing  and  summary of all Marks.  Seller is the owner of all right, title  and  interest  in and to each of the Marks  free and clear of all  liens, security interests, charges, encumbrances, equities and other adverse claims.

                  (ii) All the Marks have been  registered  and are currently in compliance  with formal  legal  requirements  (including  the payment of filing, examination  and  maintenance  fees and proofs of working or use), are valid and enforceable  and are not  subject  to any  maintenance  fees or taxes or actions falling due within 90 days after the date of Closing.

                  (iii) No Mark has been or is now  involved in any  opposition, invalidation or cancellation  proceeding nor, to each Seller's Knowledge, is any such action threatened with respect to any of the Marks.

                                       31

                  (iv)  Seller  is  not  aware  of any  potentially  interfering trademark or trademark application of any third party.

                  (v) No Mark is infringed or, to each Seller's  Knowledge,  has been  challenged  or  threatened  in any way.  None of the Marks  used by Seller infringe or to each Seller's Knowledge,  are alleged to infringe any trade name, trademark or service mark of any third party.

            (f) Copyrights:

                  (i) Section 3.22 of the  Disclosure  Letter is an accurate and complete listing and summary  description of all Copyrights.  One or more of the
Acquired  Companies is the owner of all right, title and interest in and to each of the  Copyrights  free and clear of all liens,  security  interests,  charges, encumbrances, equities and other adverse claims.

                  (ii) All the Copyrights have been registered and are currently in compliance with formal legal  requirements  (including the payment of filing, examination  and  maintenance  fees and proofs of working or use), are valid and enforceable  and are not  subject  to any  maintenance  fees or taxes or actions falling due within 90 days after the date of Closing.

                  (iii)  No  Copyright  is  infringed   or,  to  each   Seller's
Knowledge,  has been challenged or threatened in any way. None of the Copyrights infringe or to each Seller's Knowledge, are alleged to infringe any copyright of any third party.

            (g) Trade Secrets:

                  (i)  With  respect  to each  Trade  Secret  the  documentation relating to such Trade Secret is current,  accurate and sufficient in detail and content to identify and explain it, and to allow its full and proper use without reliance on the special knowledge or memory of others.

                  (ii)  Sellers  and  the  Acquired  Companies  have  taken  all reasonable precautions to protect the secrecy,  confidentiality and value of its
Trade Secrets.

                  (iii) One or more of the Acquired Companies has good title and an absolute (although not necessarily exclusive) right to use the Trade Secrets.
The Trade Secrets are not part of the public knowledge or literature, nor to the best knowledge of Seller have they been used, divulged,  or appropriated for the benefit of any Person other than one or more of the Acquired Companies or to the detriment of the Acquired  Companies.  No Trade Secret is subject to any adverse claim nor has any Trade Secret been challenged or threatened in any way.

            3.23  CERTAIN  PAYMENTS.  Neither  the  Acquired  Companies  nor any
director,  officer, agent or employee of the Acquired Companies has and no other
Person associated with or acting for or on behalf of the Acquired  Companies has directly or indirectly (a) made any contribution,  gift, bribe,  rebate,  payoff influence payment,  kickback or other payment to any Person,  private or public, regardless  of form  whether  in  money,  property  or  services  (i) to  obtain favorable  treatment in securing business,  (ii) to pay for favorable  treatment for  business  secured or (iii) to obtain  special  concessions  or for  special concessions  already obtained for or in respect of the Acquired Companies or any
Affiliate of the Acquired Companies or (b) established or maintained any fund or asset which has not been recorded in the books of the Acquired Companies.

                                       32

      3.24  RELATIONSHIPS  WITH  RELATED  PERSONS.  Sellers do not have,  and no
Related  Person of Sellers or the Acquired  Companies has, (nor since January 1,
2002  had)  any  interest  in  any  property,  real  or  personal,  tangible  or intangible,  used in or  pertaining  to the business of the Acquired  Companies.
Since January 1, 2002,  neither Sellers nor any Related Person of Sellers or the
Acquired Companies,  individually or collectively,  has, or owns or has owned of record or as a  beneficial  owner an equity  interest or any other  financial or profit interest in any Person which has, (i) had business dealings or a material financial  interest in any  transaction  with the  Acquired  Companies,  or (ii)
engaged in competition  with the Acquired  Companies with respect to any line of the products or services of the Acquired  Companies (a "Competing  Business") in
any market presently served by the Acquired Companies,  except for less than one percent of the  outstanding  capital  stock of any  Competing  Business  that is publicly traded on any recognized  exchange or in the  over-the-counter  market.
None of the  Sellers is party to any  Contract  with,  or has any claim or right against,  any  Acquired  Company,  except  as set forth in  Section  3.24 of the
Disclosure Letter.

      3.25  BROKERS OR  FlNDERS.  Sellers  and their  agents  have  incurred  no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents'  commissions or other like payment in connection  with this Agreement and will indemnify and hold Buyer  harmless from any such payment  alleged to be due by or through Sellers as a result of the action of Sellers or its agents.

      3.26 NEVADA  STATUTES.  Provided  that Buyer does not amend the  Company's
Organizational  Documents  for at least  eleven  (11) days  after  the  Closing,
Sellers have caused the Company to take all action  necessary to render Sections
78.378 to 78.3793 and Sections  78.411 to 78.444 of the General  Corporation Law
of Nevada  (the  "Nevada  Statutes")  inapplicable  to the  Company.  The Nevada
Statutes will not apply to the Contemplated Transactions.

      3.27 DISCLOSURE.

            (a) No  representation  or  warranty  of Sellers  contained  in this
Agreement or statement in the Disclosure  Letter contains any untrue  statement.
No  representation  or  warranty  of  Sellers  contained  in this  Agreement  or statement in the  Disclosure  Letter omits to state a material fact necessary in order to make the statements  herein or therein,  in light of the  circumstances under which they were made, not misleading.

            (b) No notice given  pursuant to Section 7.5 will contain any untrue statement or will omit to state a material  fact  necessary in order to make the statements  therein or in this Agreement,  in light of the  circumstances  under which they were made, not misleading.

                                       33

            (c)  There  is no  fact  known  to any  Seller  which  has  specific application to any Seller or the Acquired Companies (other than general economic or industry conditions) and which materially adversely affects or, so far as any
Seller can  reasonably  foresee,  materially  threatens,  the assets,  business, prospects,  financial  condition  or  results  of  operations  of  the  Acquired
Companies  considered as a whole which has not been set forth in this  Agreement or the Disclosure Letter.

            (d) The  disclosures  in the  Disclosure  Letter,  and  those in any supplement  thereto,  shall relate only to the representations and warranties in the  Section of the  Agreement  to which they  expressly  relate and to no other representation or warranty in this Agreement.

            (e) In the event of any inconsistency  between the statements in the body of this  Agreement  and  those  in the  Disclosure  Letter  (other  than an exception expressly set forth as such is in the Disclosure Letter in relation to a specifically identified  representation or warranty),  those in this Agreement shall control.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES BY BUYER

                  Buyer hereby represents and warrants to Sellers as follows:

      4.1 ORGANIZATION AND GOOD STANDING. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

      4.2 AUTHORITY;  NO CONFLICT.  Buyer has full corporate power and authority to execute and deliver this  Agreement,  the  Promissory  Notes,  the  Indemnity
Agreement, and the Pledge Agreement and to perform its obligations hereunder and thereunder  and each of Buyer and  Encompass  Group  Affiliates,  Inc.  has full corporate  power and authority to execute and deliver the Employment  Agreements and to perform its  obligations  thereunder.  This  Agreement has been,  and the
Promissory  Notes,  the  Indemnity  Agreement,  the  Pledge  Agreement  and  the
Employment  Agreements  will be, duly  authorized,  executed,  and  delivered by
Buyer, and Encompass with respect to the Employment Agreements,  and constitute, or will constitute,  as the case may be, the legal, valid and binding obligation of Buyer enforceable against Buyer, and Encompass with respect to the Employment
Agreements, in accordance with their respective terms. Neither the execution and delivery of this Agreement,  the Promissory Notes, the Indemnity Agreement,  the
Pledge  Agreement and the  Employment  Agreements by Buyer,  and Encompass  with respect to the Employment  Agreements,  nor the consummation of the Contemplated
Transactions will:

            (a) violate or conflict  with any  provision  of the  Organizational
Documents of Buyer or its Subsidiaries;

                                       34

            (b) violate or conflict with any provision of any Legal  Requirement binding  upon Buyer and its  Subsidiaries,  except  that which  could not have a
Buyer Material Adverse Effect; or

            (c) result in a breach of, or  constitute  a default  under (or with notice or lapse of time or both  result in a breach of or  constitute  a default under) or  otherwise  give any Person the right to  terminate,  any  Contract to which Buyer or its Subsidiaries is a party or by which it is bound,  except that which could not have a Buyer Material Adverse Effect.

Buyer and its  Subsidiaries  are not required to give prior notice to, or obtain any Consent of, any Person in connection with Buyer's  execution and delivery of this  Agreement,  the  Promissory  Notes,  the Indemnity  Agreement,  the Pledge
Agreement and the Employment  Agreements or the consummation of the Contemplated
Transactions.

      4.3 INVESTMENT INTENT.  Buyer is acquiring the Shares for its own account, and not with a view to their distribution  within the meaning of Section 2.11 of the Securities  Act. Buyer is an "accredited  investor," as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

      4.4 BROKERS OR FINDERS.  Except as contemplated  by that certain  Advisory
Agreement,  dated April 1, 2004, between Buyer and Maximum Ventures, Inc., Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise,  for brokerage or flinders'  fees or agents'  commissions or other like payment in  connection  with this  Agreement  and will  indemnify  and hold sellers  harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer, its officers and agents.

      4.5 CAPITALIZATION.  The authorized capital stock of Buyer consists of (i)
5,000,000,000  shares of Common Stock, no par value per share (the "Buyer Common
Stock"), of which 2,016,247,731 shares were issued and outstanding and no shares were held in treasury as of the close of business on December 1, 2004,  and (ii)
25,000 shares of preferred stock, par value $.01 per share (the "Buyer Preferred
Shares") of which (A) 4,200 Buyer Preferred Shares  designated  Series A and (B)
300 Buyer Preferred  Shares  designated  Series B were issued and outstanding on
December 1, 2004. All of the outstanding  shares of Buyer Common Stock and Buyer
Preferred  Shares have been duly authorized and are validly  issued,  fully paid and  nonassessable.  Except as set forth in Section  4.5 of  Buyer's  Disclosure
Letter,  Buyer has no shares of Buyer  Common  Stock or Buyer  Preferred  Shares reserved  for or subject  to  issuance.  Except as set forth in  Section  4.5 of
Buyer's  Disclosure  Letter,  as of December 1, 2004, Buyer was not obligated to issue any shares of Buyer Common  Stock  pursuant to any stock  ownership  plan, stock incentive plan,  stock option plan or any other qualified  retirement plan
(the "Buyer Stock Plans").  Each of the  outstanding  shares of capital stock of each of Buyer's Subsidiaries is duly authorized,  validly issued, fully paid and nonassessable and owned by Buyer or a direct or indirect wholly-owned subsidiary of Buyer, free and clear of any lien, pledge, security interest,  claim or other encumbrance.  Except as set forth in Section 4.5 of Buyer's  Disclosure  Letter,

                                       35

there  are  no  preemptive  or  other  outstanding  rights,  options,  warrants, conversion rights,  stock  appreciation  rights,  redemption rights,  repurchase rights,  agreements,  arrangements or commitments to issue or to sell any shares of capital stock or other  securities of Buyer or any of its Subsidiaries or any securities or obligations  convertible or exchangeable  into or exercisable for, or giving any Person a right to  subscribe  for or acquire,  any  securities  of
Buyer or any of its  Subsidiaries,  and no securities  or obligation  evidencing such  rights  are  authorized,  issued  or  outstanding.  Buyer  does  not  have outstanding  any bonds,  debentures,  notes or other  obligations the holders of which have the right to vote (or convertible  into or exercisable for securities having the right to vote) with the stockholders of Buyer on any matter.

      4.6  REPORTS;  FINANCIAL  STATEMENTS.  Buyer  has made  available  to each
Seller,  each  registration  statement,  report,  proxy statement or information statement prepared by it since June 30, 2004 (the "Buyer Audit Date"), including its Annual  Report on Form 10-K for the year ended  June 30,  2004,  in the form
(including  exhibits,  annexes and any  amendments  thereto)  filed with the SEC
(collectively,  including any such reports filed  subsequent to the date hereof, the "Buyer  Reports").  As of their respective dates, to the Knowledge of Buyer, the Buyer  Reports did not contain any untrue  statement  of a material  fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein,  in light of the  circumstances  in which they were made, not  misleading.  Each of the  consolidated  balance sheets included in or incorporated  by reference  into the Buyer Reports  (including the related notes and schedules) fairly presents the consolidated  financial position of Buyer and its  Subsidiaries  as of its  date and each of the  consolidated  statements  of income and of cash flows included in or incorporated by reference into the Buyer
Reports  (including  any  related  notes  and  schedules)  fairly  presents  the consolidated  results of operations,  retained  earnings and cash flows,  as the case may be,  of it and its  Subsidiaries  for the  periods  set  forth  therein
(subject,  in the case of  unaudited  statements,  to notes and normal  year-end audit  adjustments that will not be material in amount or effect),  in each case in accordance with consistently  applied during the periods involved,  except as may be  noted  therein.  Since  the  Buyer  Audit  Date,  Buyer  and each of its
Subsidiaries required to make filings under any Legal Requirement has filed with the applicable Governmental Bodies all material forms,  statements,  reports and documents (including  exhibits,  annexes and any amendments thereto) required to be filed by them,  and each such filing  complied in all material  respects with all applicable laws, rules and regulations, other than such failures to file and non-compliance  that could not have a Buyer Material  Adverse Effect.  Except as set forth in applicable  filings with the SEC, to Buyer's  Knowledge,  as of the date  hereof,  no  Person  or  "group"  "beneficially  owns"  5% or  more of its outstanding voting securities,  with the terms  "beneficially  owns" and "group"
having the  meanings  ascribed to them under Rule 13d-3 and Rule 13d-5 under the
Exchange Act.

                                    ARTICLE V

                CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER.

      The  obligations of Buyer to effect the  transactions  contemplated  under this Agreement at the Closing are subject to the  fulfillment on or prior to the
Closing Date of the following conditions, any one or more of which may be waived in whole or in part by Buyer in writing:

                                       36

      5.1   REPRESENTATION   AND  WARRANTIES  TRUE  AT  THE  CLOSING  DATE.  The
representations  and  warranties of Sellers  contained in this Agreement and the
Disclosure   Letter  (without  giving  effect  to  any  updating  or  corrective information  provided pursuant to Article VII or otherwise) shall have been true and  correct in all  material  respects  (except for those  representations  and warranties  qualified as to materiality,  which shall be true and correct in all respects) when made and as of the Closing Date, and Sellers shall have delivered to Buyer a  certificate,  executed by each Seller and dated the Closing Date, to the foregoing effect.

      5.2 NO  MATERIAL  ADVERSE  CHANGE.  During the period from the date of the
Interim  Balance  Sheet to the  Closing  Date,  there  shall  not have  been any material  adverse  change in the  financial  condition,  results of  operations, business or prospects of any Acquired Company, individually or taken as a whole, nor any material  loss or damage to its assets,  whether or not  insured,  which materially affects the ability of any Acquired Company, individually or taken as a whole,  to conduct  its  business;  Sellers  shall have  delivered  to Buyer a certificate,  executed  by each  Seller  and  dated  the  Closing  Date,  to the foregoing effect.

      5.3 SELLERS'  PERFORMANCE.  Each of the Sellers  shall have  performed and complied with all covenants and  agreements  required by this Agreement and each other agreement entered into in connection  herewith to be performed or complied with by that Sellers on or before the Closing Date. At the Closing,  each Seller shall have  delivered to Buyer a  certificate,  dated the Closing  Date,  to the foregoing effect.

      5.4 OPINION OF SELLERS' COUNSEL.  Sellers shall have delivered to Buyer an opinion of counsel to Sellers,  dated the  Closing  Date,  in a form  reasonably acceptable to Buyer's counsel.

      5.5 OWNERSHIP OF SHARES.  Sellers shall have transferred all the Shares to
Buyer, free and clear of all Encumbrances.  No claim shall have been filed, made or threatened by any Person  asserting  that such Person is entitled to any part of the  Purchase  Price paid for the  Shares.  The  parties  agree that  Buyer's purchase of the Shares  pursuant to the terms and  conditions of this  Agreement will not trigger any transfer taxes.

      5.6  NO  PROHIBITION  OF  TRANSACTION.  No  Proceeding  or  regulation  or legislation shall have been instituted,  threatened or proposed before,  nor any
Order issued by, any Governmental Body to enjoin,  restrain,  prohibit or obtain substantial  damage (a) in respect of, or which is related to, or arises out of, this Agreement or the  consummation  of the  Contemplated  Transactions,  or (b)
which, in the reasonable  judgment of the Buyer,  could have a Material  Adverse
Effect.

      5.7  COMPLIANCE  WITH LAW.  There  shall  have been  obtained  any and all permits, approvals and consents of any Governmental Body which counsel for Buyer may  reasonably  deem  necessary  or  appropriate  so that  consummation  of the
Contemplated   Transactions   will  be  in  compliance  with  applicable   Legal
Requirements.

      5.8  DOCUMENTATION  AND CONSENTS.  Sellers shall have made all  deliveries required  pursuant to Section 2.4 (a) of this  Agreement.  In addition,  Sellers shall have delivered all assignments,  consents,  approvals and other documents, certificates and instruments as the Buyer may reasonably request for the purpose of (a)  enabling  its  counsel  to  provide  the  opinion  required  under  this
Agreement,  (b) evidencing the accuracy and completeness of any  representations or warranties,  the  performance of any covenants and agreements of the Sellers, or the  satisfaction  any  conditions,  all as  contained or referred to in this
Agreement or (c)  effectuating  or confirming the conveyance and transfer of the
Shares to Buyer.

                                       37

      5.9  EMPLOYMENT  AGREEMENTS.  Each of Li and Lee shall have  executed  and delivered to Buyer employment  agreements (the  "Employment  Agreements") in the forms of Exhibits 5.9(a) and 5.9(b), respectively.

      5.10 CONSENTS TO  ASSIGNMENTS.  On or prior to the Closing  Date,  Sellers shall have  furnished  Buyer with  evidence of consents as Sellers shall know or
Buyer shall  determine  to be required to enable  Buyer to continue to enjoy the benefit  of any  Contract  or  Governmental  Authorization  to or of  which  any
Acquired  Company is a party or a beneficiary  and which can, by its terms (with consent) and consistent with applicable Legal Requirements,  be so enjoyed after the  transfer  of  the  Shares  to the  Buyer.  If  there  is in  existence  any
Governmental  Authorization that by its terms or applicable Legal  Requirements, expires,  terminates,  or is otherwise rendered invalid upon the transfer of the
Shares to the Buyer acquired  Company to continue to be conducted  following the transfer of the Shares,  Buyer shall have obtained or been  furnished by Sellers an equivalent  of that license or permit,  effective as of and after the Closing
Date.

      5.11  RESIGNATIONS.  Buyer shall have  received the  resignation  of Li as
Chief Executive Officer of the Company,  the resignation of Lee as a director of the Company and the  resignations  of all other  individuals who are officers or directors of any Acquired  Company  immediately  prior to the Closing that Buyer deems appropriate.

      5.12 SELLERS' RELEASE.  Buyer shall have received a release in the form of
Exhibit  5.12  executed by each of the Sellers and such other  employees  of any
Acquired Company as Buyer may designate (the "Sellers' Release").

      5.13 DUE  DILIGENCE.  Buyer  shall  have been  satisfied,  in its sole and absolute  discretion,  with its due  diligence  investigation  and review of the financial condition,  business and operations of the Company, including, without limitation,  Buyer's review of the Company's medical plans;  provided,  however, that Buyer's due diligence  investigation with respect to (i) Encumbrances on or against the personal  property of the Company  existing prior to the date hereof and (ii) judgments  against the Company  existing prior to the date hereof shall be  limited to  searches  through  the  website  of  LexisNexis,  www.lexis.com;
provided  further,  however,  that the foregoing  shall in no way limit Sellers'
obligation  hereunder to disclose to Buyer  information  of which either  Seller becomes aware related to (i) and (ii) above.

      5.14 INVENTORY  FACILITY.  The Company's  $3,500,000  inventory  financing facility,  including  the  $1,000,000  standby  letter of credit  facility  (the
"Textron  Facility"),  provided by Textron  Financial  Corporation  ("Textron"), shall  remain in full  force and effect  with the  consent  of  Textron,  or the
Textron  Facility  shall  have  been  refinanced  by a third  party on terms and conditions satisfactory to Buyer, in its sole discretion.

                                       38

      5.15 SERIES A PREFERRED STOCK. The closing of the transaction contemplated by that certain  agreement entered into, or to be entered into, by and among the
Company  and the  holders of the shares of Series A  Preferred  Stock shall have occurred simultaneously with the Closing (the "Series A Transaction").

      5.16 CONSENT. Buyer shall have received the consent of KPMG, the Company's independent  auditors,  to the inclusion of the Company's financials in any Form
8-K filed to  disclose  the  Contemplated  Transactions  and any  other  reports required  to be filed by the  Company,  Buyer or any of their  affiliates  on or after the Closing.

      5.17  RECORDS.  The  Acquired  Companies  shall retain  possession  of all corporate, accounting, business and tax records of each such Acquired Company.

      5.18 OPINION OF NEVADA  COUNSEL.  Sellers shall have delivered to Buyer an opinion of counsel,  authorized to practice law in the State of Nevada, that the
Nevada Statutes will not apply to the Contemplated Transactions.

      5.19 OTHER  DOCUMENTS  AND  ASPECTS OF THE  TRANSACTION.  Buyer shall have received such other documents, instruments,  certificates and opinions as may be required by this Agreement or as may be reasonably requested by Buyer.

      5.20 ACTIONS SATISFACTORY. All certificates,  opinions and other documents to be delivered by Sellers and all other matters to be accomplished  prior to or at the Closing shall be satisfactory in the reasonable judgment of Buyer and its counsel.

      5.21 SHARES.  The Shares shall  continue to be eligible for trading on the
Over-The-Counter Bulletin Board or NASDAQ.

      5.22 UCC FINANCING STATEMENTS.  Except for Micro Technology Concept, Inc.,
Textron Financial Corporation and Wells Fargo Bank National Association, Sellers
shall have (i) filed, or shall have obtained  authorizations from the applicable creditors to file,  in the proper filing  offices,  UCC-3  Financing  Statements terminating all UCC-1 Financing Statements, and amendments thereto, set forth in
Section 3.8 of the Disclosure  Letter,  or (ii) demonstrated that the obligation underlying the UCC-1 has been satisfied to the reasonable satisfaction of Buyer.

                                   ARTICLE VI

               CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS

      The obligations of Sellers to effect the transactions  contemplated  under this Agreement at the Closing are subject to the  fulfillment on or prior to the
Closing Date of the following conditions, any one or more of which may be waived in whole or in part by Sellers in writing:

                                       39

      6.1   REPRESENTATIONS  AND  WARRANTIES  TRUE  AT  THE  CLOSING  DATE.  The
representations  and  warranties  of  Sellers  contained  in  Section  4 of this
Agreement shall have been true and correct when made and as of the Closing Date, and Buyer  shall  have  delivered  to  Sellers  a  certificate,  executed  by an executive officer of Buyer and at the Closing Date, to the foregoing effect.

      6.2  INDEMNITY  AGREEMENT.  Buyer  shall have  delivered  to  Sellers  the
Indemnity Agreement.

      6.3 PLEDGE  AGREEMENT.  Buyer shall have  delivered  to Quarles the Pledge
Agreement and the certificates representing the Shares.

      6.4 BUYER'S PERFORMANCE.  Buyer shall have performed and complied with all covenants and agreements  required by this Agreement to be performed or complied with by Buyer on or before the Closing  Date.  At the Closing,  Buyer shall have delivered to Sellers a certificate,  signed by an executive officer of Buyer and dated the Closing Date, to the foregoing effect.

      6.5 OPINION OF BUYER'S  COUNSEL.  Buyer shall have delivered to Sellers an opinion  of counsel  to Buyer,  dated the  Closing  Date,  in a form  reasonably acceptable to Sellers' counsel.

      6.6  REVOLVING  LINE  OF  CREDIT.   Buyer  shall  have  used  commercially
reasonable efforts to obtain a $1,000,000 to $2,000,000 revolving line of credit for bulk wholesale purchases and resales for the Company.

      6.7 CONTINUED LISTING.  Buyer's Common Stock shall continue to be eligible for trading on the Over-The-Counter Bulletin Board or NASDAQ.

                                   ARTICLE VII
                   COVENANTS OF SELLERS PRIOR TO CLOSING DATE

      7.1 ACCESS  AND  INVESTIGATION.  During  the period  from the date of this
Agreement to the Closing  Date,  Sellers  shall,  and shall cause each  Acquired
Company and its officers, employees, agents and representatives to, afford Buyer and its representatives  (including legal counsel, financial and other advisors, consultants and independent  accountants)  full and free access to each Acquired
Company's  personnel,  properties,   contracts,  books  and  records  and  other
documents and data,  including tax returns,  and shall furnish Buyer with copies of all documents and with such additional financial and operating data and other information  as Buyer  shall,  from  time to time,  reasonably  request  for the purpose of enabling  Buyer to investigate  the affairs of each Acquired  Company and the accuracy of the  representations  and warranties of Sellers made in this
Agreement.  During such investigation,  Buyer and its representatives shall have the right to make copies of such contracts,  books and records,  tax returns and other  documents  and  data as it may deem  advisable.  The  furnishing  of such information  to Buyer any such  investigation  by Buyer shall not affect Buyer's right  to  rely  on any of the  representations  and  warranties  made  in  this
Agreement.

                                       40

      7.2  OPERATION OF THE  BUSINESSES  OF THE ACQUIRED  COMPANIES.  During the
period the date of this Agreement to the Closing Date,  Sellers shall cause each
Acquired  Company to conduct its business  only in the ordinary  course and in a manner consistent with the past practices of such Acquired Company; use its Best
Efforts to preserve intact its current business organization, keep available the services  of its  current  officers,  employees  and agents,  and  maintain  its relations  and  good  will  with  suppliers,  customers,  landlords,  creditors, employees,  agents and others having business relationships with it; confer with
Buyer concerning operational matters of material nature; and report periodically to Buyer  concerning the status of the business,  operations and finances of the
Acquired Companies.

      7.3 NEGATIVE  COVENANT.  Except as otherwise  expressly  permitted by this
Agreement,  Sellers  shall not,  without  the prior  consent of Buyer,  take any action described in Section 3.16 of this Agreement.

      7.4 APPROVALS OF GOVERNMENTAL  BODIES.  Between the date of this Agreement the Closing Date,  Sellers will use their Best Efforts,  and will cooperate with
Buyer in taking all steps  necessary,  promptly  to (i) make any filing and (ii)
obtain any consent,  approval or authorization of any Governmental Body, in each case required by Legal  Requirements to allow the consummation of this Agreement and the Contemplated Transactions.

      7.5 NOTIFICATION. Between the date of this Agreement and the Closing Date, each Seller will promptly notify Buyer in writing if such Seller or any Acquired
Company  becomes  aware  of  any  fact  or  condition  which  makes  untrue  any representation  or breaches any warranty made by Sellers in this Agreement or if he, she or any Acquired  Company becomes aware of the occurrence  after the date of this  Agreement  of any fact or  condition  that would  (except as  expressly contemplated by this Agreement)  make untrue any such  representation  or breach any such warranty had such  representation  or warranty been made as of the time of occurrence  or discovery of such fact or  condition.  Should any such fact or condition  require any change in the Disclosure Letter if such Disclosure Letter were  dated  the  date  of the  occurrence  or  discovery  of any  such  fact or condition,  Sellers shall deliver to Buyer a Supplement to the Disclosure Letter specifying such change.  Delivery of such  Supplements  shall be for information purposes  only and shall  not  modify in any such  respect  any  representation, warranty,  covenant or condition contained herein.  During the same period, each
Seller  will  promptly  notify  Buyer of the  occurrence  of any  breach  of any covenant  of Sellers  set forth in this  Section 7 or of the  occurrence  of any event that may make the  satisfaction  of the  conditions set forth in Section 5 impossible or unlikely.

      7.6  PAYMENT OF  INDEBTEDNESS  BY  RELATED  PERSONS.  Except as  expressly provided  herein,  Sellers shall cause all indebtedness of any Related Person to any Acquired Company to be paid in full prior to Closing.

      7.7 NO  NEGOTIATION.  Until  such  time,  if  any,  as this  Agreement  is terminated  pursuant to Section 12.1, Sellers shall not, and shall cause each of the Acquired Companies not to, solicit or entertain offers from, negotiate with, or in any manner discuss, encourage,  recommend or agree to any proposal of, any other  potential  buyer or buyers of the assets or stock of any of the  Acquired
Companies.

                                       41

      7.8 SEC REPORTS.  After the date hereof, Sellers shall file, and cause the
Company to file, with the SEC all reports and/or statements required to be filed
by  them  or  it  under  applicable  Legal  Requirements,   including,   without
limitation, such reports and statements required to be filed as a result of each
Seller's  execution of this Agreement,  and such reports and/or statements shall be filed within the time periods provided for under such Legal Requirements.

      7.9  SERIES A  PREFERRED  STOCK.  Each  Seller  shall  use his or her Best
Efforts to assist Buyer and the Company with closing the Series A Transaction.

      7.10 BEST  EFFORTS.  Between  the date of this  Agreement  and the Closing
Date,  Sellers will use their Best Efforts to cause the conditions  specified in
Article V to be satisfied.

                                  ARTICLE VIII

                    COVENANTS OF BUYER PRIOR TO CLOSING DATE.

      8.1 APPROVALS OF GOVERNMENTAL  BODIES.  Between the date of this Agreement and the Closing Date,  Buyer will use its Best Efforts,  and will cooperate with
Sellers in taking all steps necessary,  promptly to (i) make any filing and (ii)
obtain any consent,  approval or authorization of any Governmental Body, in each case required by Legal  Requirements to allow the consummation of this Agreement and the  Contemplated  Transactions,  provided that nothing herein shall require
Buyer to dispose  of, or make any change in, any  portion of its  business or to
incur  any  other   burden  in  order  to  obtain  any   consent,   approval  or
authorization.

      8.2 NOTIFICATION. Between the date of this Agreement and the Closing Date,
Buyer will promptly notify Sellers in writing if it becomes aware of any fact or condition which makes untrue any representation or breaches any warranty made by
Buyer in this Agreement or if it becomes aware of the occurrence  after the date of this  Agreement  of any fact or  condition  that would  (except as  expressly contemplated by this Agreement)  make untrue any such  representation  or breach any such warranty had such  representation  or warranty been made as of the time of occurrence or discovery of such fact or condition.

      8.3 BEST EFFORTS. Between the date of this Agreement and the Closing Date,
Buyer will use its Best Efforts to cause the  condition  specified in Article VI hereof to be satisfied.

                                   ARTICLE IX

         COVENANTS OF SELLERS AND BUYER SUBSEQUENT TO THE CLOSING DATE.

      9.1 FURTHER  ASSURANCES.  Sellers will, upon request of Buyer from time to time after the Closing, execute and deliver, and use their Best Efforts to cause other  Persons to execute and deliver,  to Buyer all such further  documents and instruments,  and will do or use  their  Best  Efforts  to cause to be done such other acts, as Buyer may  reasonably  request more  completely to consummate and make effective the Contemplated Transactions.

                                       42

      9.2 FURTHER  CONSENTS.  If the  transfer of the Shares to the Buyer at the
Closing  without the consent or approval of a third  Person  would  constitute a breach of any  Contract to which the Company is a party or by which it or any of its  properties  are bound or create in any third  Person the right to declare a default in  respect  of, or to cancel or  terminate,  any such  Contract  or any
Governmental Authorization of the Company and if such consent or approval (or an effective waiver thereof) is not obtained prior to the Closing, then Buyer shall have the right by an instrument executed in writing and delivered to the Sellers at the  Closing  to cause the  transfer  of the  Shares  not to carry with it an assignment of the item or items that  necessitate such consent or approval until such  consent or  approval  (or an  effective  waiver  thereof)  shall have been obtained. In such an event, the Sellers will continue after Closing to use their
Best  Efforts  promptly to obtain such  consents  and  approvals,  or  effective waivers  thereof,  and will cooperate  with Buyer in any reasonable  arrangement designed to provide Buyer with the benefit of the Company's rights thereunder.

      9.3 SEC REPORTS. On and after the Closing Date, Sellers shall timely file, and cause  Sellers'  counsel to timely file on behalf of the  Company,  with the
SEC,  such  reports  and/or  statements  required  to be  filed by them or it in connection with the consummation of the Contemplated Transactions.

      9.4 SEC REPORTS.  On and after the Closing Date,  Buyer shall timely file, or cause to be  timely  filed,  with the SEC,  such  reports  and/or  statements required  to  be  filed  by  it in  connection  with  the  consummation  of  the
Contemplated Transactions.

      9.5 TEXTRON  FACILITY.  In the event that on or prior to the Closing Date, each of Li's and Lee's personal guarantee of the Textron Facility shall not have been  terminated,  or the Textron Facility shall not have been refinanced by the
Company with a third party not requiring the personal  guarantees of Li and Lee, not later than the date which is 300 days after the  Closing  Date,  Buyer shall cause the personal guarantee of each of Li and Lee to be terminated.

                                    ARTICLE X

                                MUTUAL COVENANTS

      10.1 EXPENSES.  Except as expressly  otherwise provided herein, each party to this Agreement shall bear its respective expenses incurred in connection with
the   preparation,   execution  and   performance  of  this  Agreement  and  the
Contemplated   Transactions,   including   all  fees  and  expenses  of  agents,
representatives,  counsel and  accountants.  In the case of  termination of this
Agreement, the obligation of each party to pay its own expenses shall be subject to any rights of such party  arising from a breach of this  Agreement by another party.

                                       43

      10.2 PUBLIC  ANNOUNCEMENTS.  Any public announcement or similar publicity, including  any  reports  or  statements  required  to be filed with the SEC with respect to this Agreement or the Contemplated  Transactions  shall be issued, if at all,  at such time and in such  manner as Buyer and  Sellers  shall  mutually determine;  provided that the parties agree that (i) a press release  announcing the signing of this  Agreement  shall be issued and filed by each of the Company and Buyer within 24 hours of  execution  of this  Agreement by Buyer and Sellers and (ii) a Form 8-K shall be filed by each of the Buyer  and the  Company  and a
Schedule 13D, as deemed  necessary to comply with Rule 13d-1  promulgated  under the Exchange  Act,  shall be filed by each of Buyer and each Seller,  within the time frames provided under the applicable rules and regulation of the Securities and Exchange Commission. Unless consented to by the Buyer in advance or required by Legal Requirements,  prior to the Closing, Sellers shall, and shall cause the
Acquired   Companies  to,  keep  the  provisions  of  this  Agreement   strictly
confidential  and make no  disclosure  thereof to any Person.  Sellers and Buyer will  consult  with each  other  concerning  the  means by which  the  Company's employees,  customers and suppliers and others having  dealings with the Company will be  informed  of the  Contemplated  Transactions,  and Buyer shall have the right to be present for any such communication.

      10.3  CONFIDENTIALITY.  Between the date of this Agreement and the Closing
Date, each party will maintain in confidence, and cause its directors, officers, employees,  agents and  advisors to maintain in  confidence,  and not use to the detriment of another party or the Company any written, oral or other information obtained in confidence from another party or the Company in connection with this
Agreement or the  Contemplated  Transactions  unless such information is already known to such  party or to  others  not  bound by a duty of  confidentiality  or unless such  information  becomes  publicly  available  through no fault of such party,  unless the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of
the  Contemplated   Transactions  or  unless  the  furnishing  or  use  of  such information is required by or necessary or appropriate in connection  with legal proceedings.

      If the  transactions  contemplated by this Agreement are not  consummated, each party will  return or destroy as much of such  written  information  as may reasonably be requested.  Whether or not the Closing takes place, Sellers waive, and will upon request cause the Company to waive, any cause of action,  right or claim  arising  out of the access of Buyer or its  representatives  to any trade secrets  or  other  confidential  information  of the  Company  except  for  the
intentional   competitive   misuse  by  the  Buyer  of  such  trade  secrets  or
confidential information.

                                   ARTICLE XI

                            INDEMNIFICATION; REMEDIES

      11.1 SURVIVAL. All representations, warranties and agreements contained in this Agreement or in any certificate  delivered pursuant to this Agreement shall survive the Closing  notwithstanding  any  investigation  conducted with respect thereto or any  knowledge  acquired as to the accuracy or inaccuracy of any such representation or warranty.

      11.2 TIME  LIMITATIONS.  If the  Closing  occurs,  Sellers  shall  have no liability (for  indemnification or otherwise) with respect to any representation or warranty, or agreement to be performed and complied with prior to the Closing
Date,  unless  on or before  the date that is  eighteen  (18)  months  after the
Closing Date Sellers are given notice asserting a claim with respect thereto and specifying  the factual basis of that claim in  reasonable  detail to the extent then known by Buyer;  provided,  however,  a claim with respect to Sections 3.3,
3.11,  3.13  and  3.19,  or a claim  for  indemnification  not  based  upon  any representation  or warranty or agreement to be performed and complied with prior to the Closing Date, may be made at any time. If the Closing occurs, Buyer shall have no  liability  (for  indemnification  or  otherwise)  with  respect  to any representation or warranty, or agreement to be performed and complied with prior to the Closing  Date,  unless on or before the date that is eighteen (18) months after the Closing Date Buyer is given notice of a claim with respect thereto and specifying  the factual basis of that claim in  reasonable  detail to the extent then known by Sellers.

                                       44

      11.3  INDEMNIFICATION BY SELLERS.  Sellers,  jointly and severally,  shall indemnify and hold harmless Buyer,  the Acquired  Companies and their respective
agents,   representatives,   employees,   officers,   directors,   stockholders,
controlling persons and affiliates  (collectively,  the "Indemnified  Persons"), and shall reimburse the  Indemnified  Persons for, any loss,  liability,  claim, damage,  expense  (including,  but not limited to,  costs of  investigation  and defense and reasonable  attorneys  fees) or diminution of value,  whether or not involving a  third-party  claim  (collectively,  "Damages")  arising  from or in connection with (a) any inaccuracy in any of the  representations and warranties of Sellers in this Agreement or in any certificate delivered by Sellers pursuant to this agreement (for this purpose,  the qualification as to materiality in the certificate  delivered  pursuant  to Section 5.1 shall be  disregarded),  or any actions,  omissions or state of facts inconsistent with any such  representation or warranty,  (b) any failure by Sellers to perform or comply with any agreement in this Agreement, or (c) any claim by any Person for brokerage or finder's fees or  commissions or similar  payments  based upon any agreement or  understanding alleged to have been made by any such Person with either  Seller or any Acquired
Company (or any Person  acting on their  behalf) in  connection  with any of the
Contemplated   Transactions.   Notwithstanding  the  foregoing,   the  aggregate
liability of Sellers to the Indemnified  Persons under this Article XI shall not exceed $1,000,000.

      11.4  INDEMNIFICATION  BY BUYER.  Buyer shall  indemnify and hold harmless
Sellers,  and shall  reimburse  Sellers  for,  any  Damages  arising  from or in connection with (a) any inaccuracy in any of the  representations and warranties of Buyer in this Agreement or in any certificate  delivered by Buyer pursuant to this Agreement,  or any actions,  omissions or state of facts  inconsistent with any such  representation  or  warranty,  (b) any  failure by Buyer to perform or comply with any agreement in this Agreement,  or (c) any claim by any Person for brokerage or finder's fees or  commissions  or similar  payments  based upon any agreement or  understanding  alleged to have been made by such Person with Buyer
(or any Person acting on its behalf) in connection with any of the  Contemplated
Transactions. Notwithstanding the foregoing, the aggregate liability of Buyer to
Sellers under this Article XI shall not exceed $1,000,000.

      11.5 PROCEDURE FOR  INDEMNIFICATION -- THIRD PARTY CLAIMS.  Promptly after receipt by an  indemnified  party  under  Section  11.3 or 11.4 of notice of the commencement of any Proceeding  against it, such  indemnified  party shall, if a claim in respect thereof is to be made against an indemnifying  party under such
Section,  give notice to the indemnifying party of the commencement thereof, but the  failure so to notify the  indemnifying  party  shall not  relieve it of any liability  that it may have to any  indemnified  party  except to the extent the indemnifying  party  demonstrates  that the defense of such action is prejudiced thereby.  In case any such  Proceeding  shall be brought  against an indemnified party and it shall give  notice to the  indemnifying  party of the  commencement thereof,  the  indemnifying  party shall,  unless the claim involves  Taxes,  be entitled to  participate  therein  and, to the extent that it shall wish (unless

                                       45

(i)  the  indemnifying  party  is  also a  party  to  such  Proceeding  and  the indemnified party determines in good faith that joint  representations  would be inappropriate  or (ii)  the  indemnifying  party  fails  to  provide  reasonable assurance  to the  indemnified  party of its  financial  capacity to defend such
Proceeding  and provide  indemnification  with respect  thereto),  to assume the defense thereof with counsel  satisfactory to such indemnified  party and, after notice from the indemnifying  party to such indemnified party of its election so to assume the defense  thereof,  the  indemnifying  party shall not be liable to such  indemnified  party under such Section for any fees of other counsel or any other  expenses  with  respect to the defense of such  Proceeding,  in each case subsequently  incurred by such indemnified  party in connection with the defense thereof, other than reasonable costs of investigation.  If an indemnifying party assumes  the  defense of such a  Proceeding,  (a) no  compromise  or  settlement thereof may be effected by the indemnified party without the indemnified party's consent  unless (i) there is no finding or admission  of any  violation of Legal
Requirements  or any  violation of the rights of any Person and no effect on any other  claims that may be made against the  indemnified  party and (ii) the sole relief  provided is monetary  damages that are paid in full by the  indemnifying party and (b) the indemnifying party shall have no liability with respect to any compromise  or settlement  thereof  effected  without its consent.  If notice is given to an indemnifying party of the commencement of any Proceeding and it does not, within ten days after the indemnified  party's notice is given, give notice to the  indemnified  party of its  election to assume the defense  thereof,  the indemnifying  party shall be bound by any  determination  made in such action or any compromise or settlement thereof effected by the indemnified party.

Notwithstanding the foregoing,  if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary  damages,  such indemnified party may, by notice to the  indemnifying  party,  assume the exclusive right to defend,  compromise or settle such Proceeding,  but the indemnifying party shall not be bound by any  determination of a Proceeding so defended or any compromise or  settlement  thereof  effected  without  its  consent  (which  shall  not  be unreasonably withheld).

                                   ARTICLE XII

                                   TERMINATION

      12.1 TERMINATION  EVENTS.  Subject to the provisions of Section 12.2, this
Agreement  may, by written notice given at or prior to the Closing in the manner hereinafter provided, be terminated:

            (a) by either  Buyer or Sellers if a default or breach shall be made by the other party hereto with respect to the due and timely  performance of any of its covenants and  agreements  contained  herein,  or with respect to the due compliance with any of its  representations,  warranties or covenants,  and such default cannot be cured and has not been waived;

                                       46

            (b) (i) by Buyer if all of the  conditions  set  forth in  Article V shall not have been satisfied at the time the Closing would  otherwise  occur or if satisfaction of such a condition is or becomes impossible, other than through failure of Buyer to fully comply with its obligations  hereunder,  and shall not have been waived by Buyer on or before such date; or

                  (ii) by Sellers, if all of the conditions set forth in article
VI shall not have been satisfied at the time the Closing would  otherwise  occur or if  satisfaction  of such a condition  is or becomes  impossible,  other than through failure of Sellers to fully comply with its obligations  hereunder,  and shall not have been waived by Sellers on or before such date;

            (c) by mutual consent of Buyer and Sellers; or

            (d) by  either  Buyer  or  Sellers  if the  Closing  shall  not have occurred,  other  than  through  failure  of  any  such  party  to  fulfill  its obligations  hereunder,  on or before January 10, 2005 or such later date as may be agreed upon in writing by the  parties.  Each  party's  right of  termination hereunder is in addition to any other rights it may have  hereunder or otherwise and the exercise of a right of termination shall not be an election of remedies.

      12.2 EFFECT OF  TERMINATION.  In the event this  Agreement  is  terminated pursuant to Section 12.1, all further obligations of the parties hereunder shall terminate, except that the obligations set forth in Sections 10.1 and 10.3 shall survive;  provided  that, if this  Agreement is so terminated by a party because one or more of the  conditions  to such  party's  obligations  hereunder  is not satisfied as a result of the other  party's  willful  failure to comply with its obligations  under this Agreement,  the terminating  party's right to pursue all
legal  remedies  for  breach  of  contract  or  otherwise,   including,  without
limitation,  damages  relating  thereto,  shall also  survive  such  termination unimpaired.

                                  ARTICLE XIII

                                  MISCELLANEOUS

      13.1 NOTICES. Notices. Notices, requests,  instructions or other documents to be in given  under this  Agreement  shall be in  writing  and shall be deemed given and received, (i) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone  confirmation thereof,  (ii) when delivered,  if delivered  personally  to the  intended  recipient,  and (iii) one  business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

                                       47

            if to Buyer:

                     Advanced Communications Technologies, Inc.
                     420 Lexington Avenue, Suite 2739
                     New York, NY  10170
                     Attention: Wayne Danson, Chief Executive Officer
                     Facsimile:  646.227.1666

            With a copy to:

                     Eckert Seamans Cherin & Mellott, LLC
                     1515 Market Street - 9th Floor
                     Philadelphia, PA  19102
                     Attention:  Gary A. Miller, Esquire
                     Facsimile:  215.851.8383

            if to any Shareholder:

                     to the address set forth below such Seller's
                     name on the signature pages hereto

            with copies to:

                     Quarles & Brady Streich Lang LLP
                     Renaissance One
                     Two N. Central Avenue
                     Phoenix, Arizona  85004-2391
                     Attention:  Christian J. Hoffmann, III, Esquire
                     Fax:  602-420-5008

or to such other  persons or  addresses as may be  designated  in writing by the party to receive such notice as provided above.

      13.2 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

            (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS
SHALL BE  INTERPRETED,  CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW
OF THE  STATE OF NEW YORK  WITHOUT  REGARD  TO THE  CONFLICT  OF LAW  PRINCIPLES
THEREOF.  The  parties  hereby  irrevocably  submit to the  jurisdiction  of the
Federal  courts of the United States of America and the state courts  located in the State of New York solely in respect of the interpretation and enforcement of the  provisions  of this  Agreement  and of the  documents  referred  to in this
Agreement,  and in respect of the transactions  contemplated  hereby, and hereby waive, and agree not to assert,  as a defense in any action,  suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject  thereto or that such action,  suit or proceeding may not be brought or is not  maintainable  in said  courts  or that the venue  thereof  may not be appropriate  or that this  Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or  proceeding  shall be heard and  determined  in such a
Federal or state court.  The parties  hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or  proceeding  in the manner  provided  in Section  13.1 or in such other manner as may be permitted by law, shall be valid and  sufficient  service thereof.

                                       48

            (b) EACH PARTY  ACKNOWLEDGES  AND AGREES THAT ANY CONTROVERSY  WHICH
MAY ARISE UNDER THIS  AGREEMENT IS LIKELY TO INVOLVE  COMPLICATED  AND DIFFICULT
ISSUES,  AND THEREFORE EACH SUCH PARTY HEREBY  IRREVOCABLY  AND  UNCONDITIONALLY
WAIVES  ANY  RIGHT  SUCH  PARTY  MAY HAVE TO A TRIAL BY JURY IN  RESPECT  OF ANY
LITIGATION  DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT,
OR THE  TRANSACTIONS  CONTEMPLATED BY THIS  AGREEMENT.  EACH PARTY CERTIFIES AND
ACKNOWLEDGES  THAT (i) NO  REPRESENTATIVE,  AGENT OR ATTORNEY OF ANY OTHER PARTY
HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE
EVENT OF LITIGATION,  SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY
UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER,  (iii) EACH SUCH
PARTY MAKES THIS WAIVER  VOLUNTARILY,  AND (iv) EACH SUCH PARTY HAS BEEN INDUCED
TO ENTER INTO THIS  AGREEMENT  BY, AMONG OTHER  THINGS,  THE MUTUAL  WAIVERS AND
CERTIFICATIONS IN THIS SECTION 13.2.

      13.3  FURTHER  ASSURANCES.  The parties  hereto  agree (i) to furnish upon request to each other such further  information,  (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party hereto may at any time reasonably  request for the purpose of carrying out the intent of this Agreement and the documents referred to herein.

      13.4 WAIVER.  The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay on the part of any party in exercising  any right,  power or privilege  under this Agreement or the documents  referred to herein shall operate as a waiver  thereof,  nor shall any single or partial  exercise of any such right,  power or privilege  preclude any other or further exercise thereof or the exercise of any other right,  power or privilege. To the maximum extent permitted by applicable law, (i) no claim or right arising out of this  Agreement or the documents  referred to herein can be discharged by one party hereto, in whole or in part, by a waiver or renunciation of the claim or right unless in writing  signed by the other party hereto;  (ii)
no waiver which may be given by a party hereto shall be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party hereto shall be deemed to be a waiver of any  obligation  of such party or of the right of the party  giving such notice or demand to take  further  action without notice or demand as provided in this Agreement or the documents referred to herein.

      13.5 ENTIRE  AGREEMENT AND  MODIFICATION.  This  Agreement  supersedes all
prior   agreements  among  the  parties  with  respect  to  its  subject  matter
(including, but not limited to, any letter of intent among Buyer and Sellers and is intended (with the documents  referred to herein) as a complete and exclusive statement of the terms of the agreement among the parties with respect  thereto.
This Agreement may not be changed or terminated,  except by a written  agreement executed by Buyer and Sellers.

                                       49

      13.6  ASSIGNMENTS,  SUCCESSORS AND NO THIRD-PARTY  RIGHTS.  This Agreement
shall  apply to and be  binding in all  respects  upon,  and shall  inure to the benefit of, the successors and assigns of the parties hereto.  Nothing expressed or referred to in this  Agreement  is intended or shall be construed to give any
Person other than the parties to this  Agreement  any legal or equitable  right, remedy  or claim  under or with  respect  to this  Agreement,  or any  provision hereof, it being the intention of the parties hereto that this Agreement and all of its provisions  and conditions are for the sole and exclusive  benefit of the parties to this Agreement,  their successors and assigns, and for the benefit of no other Person.

      13.7 SEVERABILITY.  In the event any provisions of this Agreement shall be held  invalid or  unenforceable  by any court of  competent  jurisdiction,  such holding  shall not  invalidate  or  render  unenforceable  any other  provisions hereof.  Any provision of this Agreement held invalid or  unenforceable  only in part or degree  shall  remain in full  force  and  effect to the  extent no held invalid or unenforceable.

      13.8 SECTION HEADINGS, CONSTRUCTION. The headings of Sections contained in this  Agreement  are provided for  convenience  only.  They form no part of this
Agreement  and  shall  not  affect  its  construction  or  interpretation.   All
references to Sections in this Agreement refer to the corresponding  Sections of this Agreement. All words used herein shall be construed to be of such gender or number as the circumstances  require.  Unless otherwise  specifically noted, the words "herein," "hereof," "hereby," "hereinabove,"  "hereinbelow,"  "hereunder,"
and words of similar  import,  refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision hereof.

      13.9 TIME OF ESSENCE.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

      13.10  COUNTERPARTS.  This  Agreement  may be  executed  in  one  or  more counterparts,  each of which  shall be  deemed  to be an  original  copy of this
Agreement,  and all of which, when taken together, shall be deemed to constitute but one and the same agreement.

                            [SIGNATURE PAGE FOLLOWS]

                                       50

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized  officers of the parties hereto as of the date first written above.

                                   /s/ Theodore S. Li
                                   ------------------------------------
                                   THEODORE S. LI

                                   Address:

                                   /s/ Hui Cynthia Lee
                                   ------------------------------------
                                   HUI CYNTHIA LEE

                                   Address:

                                   ADVANCED COMMUNICATIONS
                                   TECHNOLOGIES, INC.

                                   By: /s/ Wayne I. Danson
                                   ------------------------------------
                                   Name: Wayne I. Danson
                                   Title:  President and Chief Financial Officer

                                       51

                       CONSENT OF SPOUSE OF THEODORE S. LI

The  undersigned,  the spouse of  Theodore S. Li,  consents to the  transactions contemplated  hereby and acknowledges that the Purchase Price being paid for Mr.
Li's Shares hereunder is adequate,  and after the Closing the undersigned  shall have no interest in Mr. Li's Shares.

                                                     /s/ Catherine Hwa
                                                     ---------------------------

                                       52

                      CONSENT OF SPOUSE OF HUI CYNTHIA LEE

The  undersigned,  the spouse of Hui Cynthia Lee,  consents to the  transactions contemplated  hereby and acknowledges that the Purchase Price being paid for Ms.
Lee's Shares hereunder is adequate,  and after the Closing the undersigned shall have no interest in Ms. Lee's Shares:

                                                     /s/ Jey Hsin
                                                     ---------------------------

                                       53

Exhibit C

CUSTODIAL AND STOCK PLEDGE AGREEMENT

     THIS CUSTODIAL AND STOCK PLEDGE AGREEMENT ("Agreement"), dated as of January __, 2005, is by and among ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. (referred to as the "Pledgor"), THEODORE S. LI and HUI CYNTHIA LEE (together, the "Pledgees") and QUARLES & BRADY STREICH LANG LLP ("Custodian").

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

     1.     Background.

            Pledgor and Pledgees are parties to that certain Stock Purchase Agreement, dated December ___, 2004 (the "Purchase Agreement"), pursuant to which Pledgees agreed to sell to Pledgor, and Pledgor agreed to purchase from Pledgees, all of the outstanding shares of common stock of Pacific Magtron International Corp. (the "Company") owned by Pledgees (the "Pledged Shares"). In exchange for the Pledged Shares, Pledgor issued to Sellers promissory notes in aggregate principal amount of $500,000 (each a "Note" and together the "Notes"). To secure the payment obligations of Pledgor under the Notes (the "Obligations"), Pledgor has agreed to grant to Pledgees a security interest in and to the Pledged Shares. Pledgor and Pledgees agree that until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms hereof, as the case may be, the certificates representing the Pledged Shares shall be held in escrow by Custodian in accordance with the terms hereof.

     2.     Pledge of Pledged Shares.

             2.1 As security for the full and prompt payment of the Notes, Pledgor hereby pledges to Pledgees all of the Pledged Shares and grants to Pledgees a lien upon and a continuing security interest in the Pledged Shares, subject to the terms and conditions of this Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date. Pledgor will execute and file a UCC-1 Financing Statements respecting the Shares. Upon payment of each Note the applicable Pledgee hereby authorizes the Pldgor to file a UCC-3 Financing Statement terminating the applicable UCC-1 Financing Statement.

             2.2 If Pledgor shall become entitled to receive or shall receive with respect to the Pledged Shares (i) any additional shares of capital stock of the Company; or (ii) any stock certificate, including without limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split or other recapitalization; or (iii) any option, warrant or right, whether as an addition to, in substitution of or in exchange for any of the Pledged Shares, or otherwise; or (iv) any dividend or other distribution payable in property, or securities issued by a person other than the Company; then, in any such event, Pledgor shall receive and accept the same, in trust, as trustee for Pledgees, and shall deliver them immediately to Custodian, together with all necessary or appropriate endorsements of Pledgor. Any cash distributions received by Pledgor in respect of the Pledged Shares may be applied to reduce such of the Obligations as Pledgor may determine in its sole discretion.

     3.     Delivery of Shares to Custodian.

             Concurrently with the execution and delivery of this Agreement, Pledgor hereby authorizes Pledgees to deliver, on behalf of Pledgor, to Custodian for the account of Sellers, the certificates representing all of the Pledged Shares, together with duly executed Stock Powers to Pledgees, in the form attached hereto as Exhibit "A", with signature guaranteed, permitting transfer of the Pledged Shares to Pledgees or its assignee, receipt of which is hereby acknowledged by the Custodian, to be held and released in accordance with the terms of this Agreement. Concurrently with the execution and delivery of this Agreement, Pledgor is also delivering to Pledgees letters addressed to the transfer agent of the Company (the "Transfer Agent"), informing the Transfer Agent of the pledge of the Pledged Shares, instructing the Transfer Agent to honor the Stock Powers delivered to Pledgees, and informing the Transfer Agent that Pledgor’s address on the records of the transfer agent, during the term of this Agreement, shall be c/o Quarles & Brady Streich Lang LLP. Pledgor shall thereafter deliver to Custodian (a) any other certificates for the Pledged Shares as required by the terms of this Agreement, together with duly executed stock powers relating to such certificates, with signatures guaranteed; and (b) any documents or other evidence received of Pledgor’s interest in any securities issued as a dividend, stock split or otherwise because of or with respect to the Pledged Shares or in exchange for the Pledged Shares, promptly after receiving such evidence, accompanied by duly executed stock powers or other appropriate instrument of transfer, with signatures guaranteed covering the same.

     4.     Rights of Pledgor in the Pledged Shares.

             Unless and until an Event of Default (as that term is defined herein) shall have occurred, Pledgor shall be entitled to exercise all voting and other corporate rights in respect of the Pledged Shares (except for the right to receive dividends and distributions payable in kind, which shall be delivered to the Custodian), including, without limitation, all rights and privileges of conversion, exchange and subscription, as though Pledgor were the absolute owner of the Pledged Shares, subject to the pledge herein contained. Notwithstanding the foregoing, Pledgor covenants and agrees that it shall not vote any of the Pledged Shares in any way inconsistent with the provisions or intent of this Agreement. All rights of Pledgor to vote and give consents, waivers and ratifications, and to convert, exchange or subscribe (collectively referred to as the "Corporate Rights"), shall cease if an Event of Default hereunder shall occur. If an Event of Default shall occur, whether or not the Pledged Shares shall have been registered in Pledgees' name, Pledgee then shall have the right to exercise all Corporate Rights with respect to the Pledged Shares.

     5.     Representations and Warranties.

             Pledgor represents and warrants to Pledgees that:

            (a)     this Agreement has been duly authorized, executed and delivered by Pledgor;

            (b)     the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not violate any provision of law or any judgment, order or regulation of any court or of any public or governmental agency or authority applicable to Pledgor or of the Articles of Incorporation or Bylaws of the Pledgor;

            (c)     the execution, delivery and performance by Pledgor of Pledgor’s obligations under this Agreement does not and will not conflict with or constitute a breach of or a default under any agreement, indenture or instrument to which Pledgor is a party or by which Pledgor or any of Pledgor’s property is bound; and

             (d)     this Agreement constitutes the legal, valid and binding obligation of Pledgor enforceable in accordance with its terms.

     6.     Covenants.

             Pledgor covenants that until all of the Obligations have been satisfied in full it shall not sell, convey or otherwise dispose of any of the Pledged Shares or any interest in the Pledged Shares, or create, incur or permit to exist any pledge, mortgage, lien, charge or encumbrance or any security interest whatsoever in or with respect to any of the Pledged Shares, other than that created by this Agreement, nor attempt to do any of the foregoing.

     7.     Release of Pledged Shares.

             7.1     Custodian shall disburse the Pledged Shares at any time pursuant to the joint written instructions of Pledgees and Pledgor (which may be executed and/or transmitted in counterparts).

             7.2     If, within ten (10) business days after a Maturity Date (as defined in the respective Notes), Custodian shall not have received a notice from the applicable Pledgee(s) that the Obligations to such Pledgee(s) have not been satisfied in full and that such Pledgee(s) disputes Pledgor's right to receive any Pledged Shares, Custodian shall deliver to Pledgor the Pro Rata Shares (as defined below) of the Pledgee(s) to which the Maturity Date relates. In the event Custodian receives such notice from the applicable Pledgee(s), Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

             7.3     Upon delivery of all Pledged Shares by Custodian in accordance with the terms hereof, this Agreement shall terminate and be of no further force or effect.

     8.     Events of Default.

             Any Event of Default under the Note shall be deemed an Event of Default hereunder.

     9.     Pledgees' Remedies Upon Default.

             9.1      At any time after the occurrence of an Event of Default, any Pledgee may, at its option, deliver a certificate to the Custodian and Pledgor specifying the nature of the Event of Default. If, within ten business days (10) after its receipt of such certificate, the Custodian shall not have received written notice from Pledgor that it disputes the occurrence of such Event of Default then the Custodian shall release to such Pledgee(s) a certificate or certificates representing a percentage of the Pledged Shares equal to the ratio of the original principal amount of such Pledgee's Note to the aggregate original principal amount of all the Notes (with respect to any Pledgee, the "Pro Rata Shares"). In the event that Pledgor does deliver a timely notice to the Custodian that it disputes such determination, then Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

            9.2      In the event any dispute arises between Pledgor and any Pledgee, Custodian shall release such Pledgee's Pro Rata Shares solely (i) upon its receipt of the joint written instructions of the applicable Pledgee(s) and Pledgor (which may be executed and/or transmitted in counterparts) or (ii) in accordance with a final judgment or final court order from a court of competent jurisdiction directing disposition of the applicable Pledged Shares (a “Court Order”). A judgment or order under any provision of this Agreement shall not be deemed to be final until the time within which an appeal may be taken therefrom has expired and no appeal has been taken, or until the entry of a judgment or order from which no appeal may be taken. Custodian shall be entitled to receive and may conclusively rely on an opinion of counsel to the presenting party to the effect that a Court Order as referred to in this Section is final and nonappealable and from a court of competent jurisdiction.

     10.    Custodian

             10.1     Custodian undertakes to perform only such duties as are expressly set forth herein.

             10.2     Custodian may rely and shall be protected in acting or refraining from acting upon any notice, instruction or request furnished to it in writing hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

             10.3     Custodian shall not be liable for any action taken by it in good faith without gross negligence, and may consult with counsel of its own choice and shall have full and complete authorization and protection for any reasonable action taken or suffered by it hereunder in good faith and in accordance with the written opinion of such counsel.

             10.4     Custodian may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date (not less than thirty (30) days after the giving of such notice) when such resignation shall take effect, and by transferring all funds then held by it pursuant to this Agreement to the successor custodian. Promptly after such notice, Pledgor and Pledgees shall by mutual agreement appoint a successor custodian, such custodian to hold the Pledged Shares upon the resignation date specified in such notice. If a successor custodian is not appointed within thirty (30) days, Custodian shall have the right to petition any court of competent jurisdiction for the appointment of a successor custodian. Pledgor and Pledgees may by mutual agreement at any time substitute a new custodian by giving fifteen (15) days’ notice thereof to the Custodian then acting. Custodian shall continue to serve until its successor accepts the responsibility of Custodian and receives delivery of the Pledged Shares.

             10.5     Pledgor and Pledgees agree, jointly and severally, to indemnify Custodian for, and to hold it harmless against, any loss, liability or expense incurred by it, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the costs and expenses of defending itself against any claim of liability in the premises, other than as incurred by reason of its willful or reckless misconduct or bad faith. The provisions of this section shall survive the resignation or removal of Custodian and the termination of this Agreement.

             10.6     Custodian’s duties hereunder may be altered, amended, modified or revoked only by a writing signed by Pledgor, Pledgees and Custodians.

             10.7     Custodian is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case Custodian obeys or complies with any such order, judgment or decree, Custodian shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

             10.8     Custodian has acted as legal counsel for Pledgees, and may continue to act as legal counsel for Pledgees, from time to time, notwithstanding its duties as Custodian hereunder. Pledgor consents to Custodian acting in such capacity as legal counsel for Pledgees and waives any claim that such representation represents a conflict of interest on the part of Custodian. Pledgor understands that Pledgees and Custodian are relying explicitly on the foregoing provision in entering into this Agreement. Notwithstanding the foregoing, Custodian shall not represent Pledgees in any proceeding resulting from Custodian delivery of the Pledged Securities into court as contemplated in Section 9.2 hereof.

             10.9     Pledgees shall pay the fees and costs of the Custodian under this Agreement.

     11.    Notices.

     Notices, requests, instructions or other documents to be in given under this Agreement shall be in writing and shall be deemed given and received, (i) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

if to Pledgor:

Advanced Communications Technologies, Inc.
420 Lexington Avenue, Suite 2739
New York, NY 10170
Attention: Wayne Danson,
Chief Executive Officer
Facsimile: 646.227.1666

With a copy to:

Eckert Seamans Cherin & Mellott, LLC
1515 Market Street – 9th Floor
Philadelphia, PA 19102
Attention: Gary A. Miller, Esquire
Facsimile: 215.851.8383

if to any Pledgee:

to the address set forth below such Pledgee's
name on the signature pages hereto

with copies to:

Quarles & Brady Streich Lang LLP
Renaissance One
Two N. Central Avenue
Phoenix, Arizona 85004-2391
Attention: Christian J. Hoffmann, III, Esquire
Fax: 602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

     12.   Miscellaneous.

             12.1    No course of dealing between Pledgor and Pledgees, nor any failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver of such right, power or privileges.

             12.2    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AND THE PARTIES AGREE AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE

FEDERAL AND STATE COURTS LOCATED IN NEW YORK COUNTY, NEW YORK IN ANY ACTION OR PROCEEDING HEREUNDER, AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED (WHICH SHALL CONSTITUTE “PERSONAL SERVICE”). THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

             12.3    This Agreement shall inure to the benefit of the successors and assigns of each Pledgee. This Agreement shall be binding upon each of the successors and assigns of Pledgor.

             12.4    This Agreement contains or refers to the entire agreement of the parties with respect to its subject matter, and supersedes any prior arrangements or understandings between the parties with respect thereto. Any waiver, modification, discharge or termination of this Agreement must be in writing and signed by the parties necessary to the enforcement thereof.

          IN WITNESS WHEREOF, and intending to be legally bound by this Agreement, each of the parties hereto has caused this Agreement to be executed and delivered as of December ___, 2005.

PLEDGOR:

ATTEST:	ADVANCED COMMUNICATIONS
TECHNOLOGIES, INC.

By:

(Authorized Signature)

Name:

(Printed or Typed)

Title:

Date:

State of ________________________	:

ss
County of ______________________	:

On this _____ day of ______________ 2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared ___________________________, known or satisfactory identified to me, who acknowledged that he/she was the ______________ [title of office] of Advanced Communications Technologies, Inc. and had executed the foregoing instrument in such capacity in the name of and on behalf of such corporation for/ the purposes stated therein.

Witness my hand and seal the day and year aforesaid.

[Notarial Seal]

Notary Public

Signatures continue on next page

PLEDGEES:

ATTEST:

Theodore S. Li

Address:

Hui Cynthia Lee

Address:

State of ________________________	:

ss
County of ______________________	:

On this _____ day of ____________ 2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared Theodore S. Li known or satisfactory identified to me, who acknowledged that he had executed the foregoing instrument for the purposes stated therein.

Witness my hand and seal the day and year aforesaid.

[Notarial Seal]

Notary Public

State of ________________________	:

ss
County of ______________________	:

On this _____ day of ____________ 2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared Hui Cynthia Lee known or satisfactory identified to me, who acknowledged that she had executed the foregoing instrument for the purposes stated therein.

Witness my hand and seal the day and year aforesaid.

[Notarial Seal]

Notary Public

IRREVOCABLE STOCK POWER

          FOR VALUE RECEIVED, ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby sell, assign and transfer to , shares of the common stock of PACIFIC MAGTRON INTERNATIONAL CORP., a _____________ corporation, represented by Certificate(s) No(s) _________________ inclusive, standing in the name of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. on the books of PACIFIC MAGTRON INTERNATIONAL CORP.

          ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby irrevocably constitute and appoint _______________________ attorney to transfer the said stock or bond(s) as the case may be, on the books of PACIFIC MAGTRON INTERNATIONAL CORP., with full power of substitution in the premises.

ADVANCED COMMUNICATIONS

TECHNOLOGIES, INC.

By:	_____________________________________	(SEAL)

Dated:	_____________________________________	, 2005

Witness:

_____________________ (SEAL)

SIGNATURE GUARANTEED BY:

________________________
[Signature must be guaranteed by a
National Bank or Member of the
National Association of Securities
Dealers, Inc.]